Filed pursuant to Rule 424(b)(5)
Registration No. 333-116056
PROSPECTUS SUPPLEMENT
(To Prospectus dated June 18, 2004)

4,350,000 Shares

COMMON STOCK

We are offering 4,350,000 shares of our common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “CRO.” On December 15, 2004, the last reported sale price of our common stock as reported on the NYSE was $24.71 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 of the accompanying prospectus.

PRICE $24.20 PER SHARE

		Underwriting Discounts
	Price to Public	and Commissions	Proceeds to Us

Per Share	$24.20	$0.42	$23.78
Total	$105,270,000	$1,827,000	$103,443,000

We have granted the underwriters the right to purchase up to an additional 435,000 shares of our common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common stock to purchasers on December 21, 2004.

MORGAN STANLEY

STIFEL, NICOLAUS & COMPANY
INCORPORATED

December 15, 2004

      As used in this prospectus supplement, and the accompanying prospectus, references to “we,” “our,” the “Company” and “CRT” and similar references are to CRT Properties, Inc. and its consolidated subsidiaries unless otherwise expressly stated or the context otherwise requires. Effective July 1, 2004, we changed our corporate name from Koger Equity, Inc. to CRT Properties, Inc. Accordingly, references in the accompanying prospectus to “Koger Equity, Inc.” and “Koger” shall be deemed to be references to CRT Properties, Inc. and CRT, respectively.

      This prospectus supplement, which describes the offering of our common stock and certain other matters related to us, is a supplement to the accompanying prospectus, which provides more general information about securities which we may offer from time to time. If information in this prospectus supplement is inconsistent with the accompanying prospectus, this prospectus supplement will apply and supercede the information in the accompanying prospectus. It is important for you to read and carefully consider all information contained in this prospectus supplement and the accompanying prospectus. You should also read and carefully consider the business, financial and other information concerning us in the documents we have referred you to in “Incorporation of Certain Documents by Reference” in this prospectus supplement and “Prospectus Summary—Incorporation of Information Filed With The SEC” in the accompanying prospectus, which is not included in or delivered herewith.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus supplement and the accompanying prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the registered shares to which they relate, nor is this prospectus supplement or the accompanying prospectus an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates. When we or the underwriters deliver this prospectus supplement or the accompanying prospectus or make a sale pursuant to this prospectus supplement or the accompanying prospectus, neither we nor the underwriters are implying that the information is current as of the date of the delivery or sale.

ii

PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information regarding our business, the common stock being sold in this offering and our financial statements and the notes thereto included in or incorporated by reference in this prospectus supplement and the accompanying prospectus.

CRT PROPERTIES, INC.

      CRT Properties, Inc., formerly known as Koger Equity, Inc., is a self-administered and self-managed equity real estate investment trust, or REIT, which develops, owns, operates, leases and manages urban and suburban office buildings in metropolitan areas in the southeastern United States, Maryland and Texas. In addition, we provide leasing, management and other customary tenant-related services for certain office projects. As of November 30, 2004, our portfolio of assets consisted of 136 office buildings totaling 11.3 million rentable square feet, primarily located in 21 suburban office projects and three urban centers in twelve metropolitan areas in the southeastern United States, Maryland and Texas. Over the last four years, we have undertaken a substantial repositioning of our portfolio by exiting certain non-core secondary and tertiary markets and focusing our operations and growth within certain submarkets of Atlanta, Dallas, Houston, Maryland and southeastern Florida. As of November 30, 2004, the office projects in our portfolio were on average 84% leased and the average annual base rent per rentable square foot leased was $17.46.

      We are committed to an investment strategy focused on acquiring and developing quality assets within our target markets. Our core markets are characterized by diversified and high-growth economies with established office markets and proven liquidity. We target in-fill locations with irreplaceable transportation access, proximity to desirable housing stock and other retail and cultural amenities.

      We are committed to providing a high level of tenant service. We provide leasing, management and other customary tenant-related services for each of the properties we manage. In addition to managing most of our own properties, at various times during the past several years we have provided property and asset management services through our wholly-owned subsidiaries for office buildings owned by third parties. Currently, however, we are not providing property and asset management services for any office buildings in which we have no ownership interests, though we may decide to do so again in the future.

      As of November 30, 2004, we also owned approximately 67 acres of unimproved land held for development and approximately 6 acres of land which is not suitable for development. A majority of the land held for development adjoins six of our office projects, which have infrastructure, including roads and utilities, in place. The remaining land held for development adjoins properties that we sold during 2001. We intend over time to develop and construct office buildings using this land and we may decide to acquire additional land for development in the future.

Recent Events

Property Acquisitions

      On November 24, 2004, we completed the acquisition of two Class A office buildings known as the 350 Las Olas and 450 Las Olas Buildings located in Fort Lauderdale, Florida, for a purchase price of approximately $138.0 million plus closing costs. The property contains approximately 469,000 square feet of rentable space and was funded with proceeds from a $99.0 million non-recourse first mortgage and our existing secured revolving credit facility. As of November 30, 2004, the property was 86% occupied.

      On November 2, 2004, we signed an agreement to acquire, through a joint venture with Wilcox Capital Group, a 437,000 square foot Class A office building comprised of 2 interconnected towers, which is known as Signature Place. The office building, located in Dallas, Texas, is currently 65% leased to 41 tenants. The joint venture has been structured as a partnership between one of our wholly owned subsidiaries, acting as the general partner, with a 67% interest and Wilcox, with a 33% interest. Wilcox has a strong local market presence and will lease and manage the property. The acquisition is expected to close on or before January 14,

2005 and is expected to be funded with a portion of the proceeds from this offering and/or with borrowings under our secured revolving credit facility.

      Effective November 1, 2004, we entered into a new 568,000 square foot 15-year master lease with the State of Florida for our Tallahassee property. The master lease is non-cancelable and replaces 19 existing leases that contained cancellation clauses with six months notice, and covers an additional 66,000 square feet with occupancy to take place by October 1, 2005. In connection with the new master lease, an improvement allowance of approximately $22 per square foot ($11.1 million) and a leasing commission of approximately $4.5 million will be incurred in the fourth quarter of 2004. We estimate that the new master lease will, as a result of twenty months of free rent, reduce cash received in 2005 by approximately $9 million.

Declaration of Dividends

      On November 16, 2004, we announced that our board of directors declared a dividend of $0.53125 per share on our 8 1/2% Series A Cumulative Redeemable Preferred shares to be paid on December 15, 2004 to shareholders of record on December 1, 2004. This dividend covers the quarter beginning September 15, 2004 through December  14, 2004.

      On December 14, 2004, we announced that our board of directors declared a quarterly dividend of $0.35 per share to be paid on January 28, 2005 to shareholders of record on December 31, 2004. Accordingly, purchasers of shares of our common stock in this offering who continue to hold those shares through the record date will receive the dividend payable on those shares on January  28, 2005.

New Directors

      On October 15, 2004, we announced the appointment of Mr. Peter J. Farrell and Mr. Randall E. Paulson to our Board of Directors. Mr. Farrell will serve on our compensation and finance committees, while Mr. Randall will serve on our audit and nominating and corporate governance committees.

      In addition to serving on our Board of Directors and compensation and finance committees, Mr. Farrell, age 44, has been a principal at Cafritz Company, a real estate development and management company located in Washington, D.C., since September 2004. Prior to joining Cafritz, Mr. Farrell served as President and Chief Operating Officer of Medical Office Properties, Inc. and as a member of the executive committee of its Board of Directors from May 2001 until June 2004. Prior to joining Medical Office Properties, Mr. Farrell served as a Vice President at Legg Mason Real Estate Services, Inc., or LMRES, in the Washington, D.C. regional office and Managing Director of LMRES’s U.S. Real Estate Advisors, Inc. from 1997 until May 2001. Mr. Farrell holds a Bachelor of Science degree in History from Georgetown University. In addition to his professional commitments, he serves as a Senator of Georgetown University’s Board of Governors, a Trustee and member of the executive committee of the Woods Academy and Chairman of the Tewaaraton Foundation.

      In addition to serving on our Board of Directors and audit, nominating and corporate governance committees, Mr. Paulson, age 43, has been the Executive Vice President, Acquisitions and Strategic Development with National Financial Partners Corp, a national provider of financial services to high net worth individuals and growing companies, since 2002. Mr. Paulson was also a private investor and the co-founder and President of NeoModal LLC, a logistics software firm in Charlotte, North Carolina, from 2000 until 2002. Prior to joining NeoModal, Mr. Paulson served in a variety of positions with Bear Stearns & Co., Inc. from 1993 until 2000, including that of Senior Managing Director in Mergers and Acquisitions. Mr. Paulson holds a Bachelor of Science degree in Business with a concentration in Accounting from the University of Minnesota and a Masters of Management from the Kellogg Graduate School of Management at Northwestern.

      We are organized as a Florida corporation. Our executive offices are located at 225 NE Mizner Boulevard, Suite 200, Boca Raton, Florida 33432. Our telephone number is (561) 395-9666.

THE OFFERING

Common stock offered by us	4,350,000 shares

Common stock to be outstanding after this offering	31,214,215 shares

Use of proceeds	We intend to use the net proceeds from the offering to (i) pay down borrowings under our secured revolving credit facility, $39.0 million of which was recently used to complete our acquisition of the Las Olas property, (ii) fund a portion of the purchase price of the Signature Place property and (iii) and for general corporate purposes, acquisitions and development. Pending the application of the net proceeds from this offering, we intend to invest the net proceeds in high-quality short-term investments until they can be efficiently deployed. See “Use of Proceeds.”

New York Stock Exchange Symbol	CRO

      The number of our common shares to be outstanding after this offering is based upon 26,864,215 shares outstanding as of December 15, 2004. This number excludes:

•	1,724,178 common shares reserved for issuance on the exercise of options which we have granted and which are outstanding on December 15, 2004, all of which are currently exercisable; and

•	159,734 common shares that may be issued upon the exercise of a redemption right that certain limited partners in certain of our limited partnership subsidiaries have with respect to their partnership units in such entities. Upon exercise of the redemption rights by such limited partners, we may settle these exercises in cash or stock, at our option.

      Unless we specifically state otherwise, the information in this prospectus supplement does not take into account the sale of up to 435,000 shares of our common stock that the underwriters have the option to purchase from us to cover over-allotments.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain matters discussed in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe the expectations reflected in such forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference, or which management may make orally or in writing from time to time, are based on management’s reasonable beliefs and assumptions and information currently available to management, there can be no assurance that our expectations will be attained. When we use the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “assume” and other similar expressions, they are generally forward-looking statements. Certain factors that could cause actual results to differ materially from our expectations are set forth in the accompanying prospectus under the caption “Risk Factors” and as risk factors in our Securities and Exchange Commission (“SEC”) reports and filings, including our Annual Report on Form 10-K for the year ended December 31, 2003. You should carefully read these risk factors, and you should be aware that there may be other factors that could cause such differences. Included among these factors are:

•	Changes in economic conditions, including changes in the economic conditions affecting industries in which our principal tenants compete, both generally and in the markets in which we concentrate.

•	The effect of market interest rates on the price of our common stock.

•	Our ability to timely lease or re-lease space at current or anticipated rents to creditworthy tenants.

•	Our ability to achieve economies of scale over time.

•	The demand for tenant services beyond those traditionally provided by landlords.

•	Changes in interest rates.

•	Changes in operating costs.

•	Our ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labor environment.

•	Future demand for our debt and equity securities.

•	Our ability to refinance our debt on reasonable terms at maturity.

•	Our ability to complete current and future development projects on schedule and on budget.

•	Our ability to successfully enter into and operate joint ventures.

•	Discoveries of new or pre-existing environmental liabilities or non-compliance with environmental laws.

•	Other factors that may, from time to time, be discussed in our SEC reports and filings.

      You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our ability to control or predict and may cause our active results, performance or achievement to differ materially from anticipated future results, or the performance or achievements expressed or implied by such forward-looking statements. We caution you that forward-looking statements are not guarantees of performance. For forward-looking statements contained or incorporated by reference herein, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. We assume no obligation to update or supplement forward-looking statements that become untrue because of new information, changes in underlying assumptions or factors or subsequent events.

USE OF PROCEEDS

      The net proceeds to us from the sale of our common stock offered hereby will be approximately $103.0 million, after deducting underwriting discounts and offering expenses payable by us (plus additional net proceeds of approximately $10.3 million if the underwriters’ over-allotment option is exercised in full). We intend to use the net proceeds from this offering as follows: (i) $90.0 million to pay down all outstanding borrowings under our secured revolving credit facility, $39.0 million of which was recently used to complete our acquisition of the Las Olas property, (ii) to fund a portion of the purchase price to acquire the Signature Place property and (iii) for general corporate purposes, acquisitions and development. As of November 30, 2004, we had $96.0 million in borrowings outstanding under our $165.0 million secured revolving credit facility at an interest rate of 3.28%. In August 2004, we replaced our previous $100.0 million secured revolving credit facility, which was scheduled to mature in December 2004, with a new $165.0 million secured revolving credit facility, which has a three-year term and a one-year extension option and is scheduled to expire on August 23, 2007. Pending the application of the net proceeds from this offering, we intend to invest the net proceeds in high-quality short-term investments until they can be efficiently deployed. If the underwriters’ over-allotment option is exercised, we will use additional net proceeds therefrom as described above.

FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

      The following discussion summarizes certain material federal income tax issues that you, as a holder of our common stock, may consider relevant. The provisions of the Internal Revenue Code of 1986, as amended, or Code, concerning the federal income tax treatment of a REIT and its stockholders are highly technical and complex. This summary sets forth only certain aspects of those provisions and does not address all of the tax issues that may be important to you in light of your personal investment or tax circumstances, or to certain types of holders of our common stock that are subject to special treatment under the federal income tax laws, such as insurance companies, financial institutions or broker-dealers, tax-exempt organizations and non-U.S. investors (except as described in “—Taxation of Tax-Exempt Stockholders” and “—Taxation of Non-U.S. Stockholders,” respectively). Moreover, this discussion does not address any foreign, state, or local tax consequences of an investment in our common stock.

      The statements in this section and the opinion of Goodwin Procter LLP are based on provisions of the Code, applicable final and temporary Treasury Regulations, judicial decisions, and administrative rulings and practice, all in effect as of the date of this Prospectus Supplement, and should not be construed as legal advice. No assurance can be given that future legislative or administrative changes or judicial decisions will not affect the accuracy of the descriptions or conclusions contained in this summary. In addition, any such changes may be retroactive and apply to transactions entered into prior to the date of their enactment, promulgation or release. We do not expect to seek a ruling from the Internal Revenue Service regarding any of the tax issues discussed herein, and no assurance can be given that the Internal Revenue Service will not challenge any of the positions we take and that such a challenge will not succeed.

      We urge you to consult your own tax advisor regarding the specific tax consequences to you of ownership of our common stock and of our taxation as a REIT. Specifically, you should consult your own tax advisor regarding the state, local, foreign, and other tax consequences of such ownership and taxation, and regarding any changes in applicable tax laws.

Taxation of Our Company

      We elected to be taxed as a REIT under the federal income tax laws commencing with our short taxable year ended December 31, 1988. We believe that, commencing with such short taxable year, we have been organized and have operated in such a manner so as to qualify for taxation as a REIT under the federal income tax laws, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT. These laws are highly technical and complex.

      In the opinion of Goodwin Procter LLP, we have been and are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our method of operation has enabled and will enable us to meet the requirements for qualification and taxation as a REIT under the Code for our taxable years ending December 31, 2000 through December 31, 2004 and for subsequent taxable years, provided that the we continue to meet the applicable asset composition, source of income, shareholder diversification, distribution, record keeping and other requirements of the Code necessary for such qualification. Investors should be aware that Goodwin Procter LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the conduct of our business, and is not binding upon the Internal Revenue Service or any court. In addition, Goodwin Procter LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively.

      Our qualification and taxation as a REIT in the future will depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal income tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Goodwin Procter LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. Our independent accountants monitor compliance with these qualification tests on a quarterly basis. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

      If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

•	We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to stockholders.

•	We will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “—Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

•	the gross income attributable to the greater of (i) the amount by which we fail the 75% gross income test and (ii) the amount by which 90% (95% in the case of a failure occurring during a taxable year beginning after October 22, 2004) of our gross income exceeds the amount of income qualifying under the 95% gross income test; multiplied, in each case,

•	by a fraction intended to reflect our profitability.

•	Effective for taxable years beginning after October 22, 2004, if we fail to satisfy the 5% or the 10% asset tests, and the failure qualifies under the Non De Minimis Exception, as described below under “—Asset Tests,” then we will have to pay an excise tax equal to the greater of:

•	$50,000; and

•	an amount determined by multiplying the net income generated during a specified period by the assets that caused the failure by the highest federal income tax applicable to corporations.

•	Effective for taxable years beginning after October 22, 2004, if we fail to satisfy any REIT requirements other than the income test or asset test requirements, described below under “—Income Tests” and “—Asset Tests,” respectively, and we qualify for a reasonable cause exception, then we will have to pay a penalty equal to $50,000 for each such failure.

•	If we fail to distribute during a calendar year at least the sum of:

•	85% of our REIT ordinary income for the year;

•	95% of our REIT capital gain net income for the year; and

•	any undistributed taxable income from earlier periods,

we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain

(to the extent that we make a timely designation of such gain to the stockholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% excise tax on certain transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition; and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

Requirements for Qualification

      A REIT is a corporation, trust or association that meets each of the following requirements:

1. It is managed by one or more trustees or directors;

2. Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3. It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws;

4. It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

5. At least 100 persons are beneficial owners of its shares or ownership certificates;

6. Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year;

7. It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status; and

8. It meets certain other qualification tests, described below, regarding the nature of its income and assets.

      We must meet requirements 1 through 4 at all times since our election to be taxed as a REIT and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6. We have issued sufficient common stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our articles of incorporation restrict the ownership and transfer of stock so that we should continue to satisfy these requirements. The provisions of our articles of incorporation restricting the ownership and transfer of stock are described in “—Restrictions on Ownership of Capital Stock” in the accompanying prospectus.

      If we own 100% of the stock of a corporate subsidiary that is a “qualified REIT subsidiary,” or if we own 100% of the membership interests in a limited liability company or other unincorporated entity that does not elect to be treated as a corporation for federal income tax purposes, the separate existence of the qualified REIT subsidiary, limited liability company or other unincorporated entity generally will be disregarded for federal income tax purposes. All assets, liabilities, and items of income, deduction, and credit of the qualified REIT subsidiary or disregarded entity are treated as assets, liabilities, and items of income, deduction, and credit of its owner. Thus, in applying the requirements described herein, any qualified REIT subsidiary or disregarded entity that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

      An unincorporated domestic entity with two or more owners that does not elect to be treated as a corporation is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Income Tests

      We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our shares of beneficial interest (other than pursuant to a dividend reinvestment plan) or a public offering of our debt with a maturity date of at least five years and that we receive or accrue during the one-year period beginning on the date on which we received such new capital.

      Second, in general, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these. Gross income from “prohibited transactions (that is, gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business) is excluded from both the numerator and the denominator in both income tests. Moreover, effective for taxable years beginning after October 22, 2004, gross income from certain transactions entered into by us to hedge indebtedness we incur to acquire or carry real estate assets is not included in gross income for purposes of the 95% income test. The following paragraphs discuss the specific application of the gross income tests to us.

      Rents from Real Property. Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met.

      First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the leases are entered into;

•	are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits; and

•	conform with normal business practice.

      More generally, the rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. Since the rent that we receive generally is not based on the lessees’ income or sales, our rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented that, with respect to other properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

      Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee (a “related party tenant”) other than, under certain circumstances, our taxable REIT subsidiary. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. We have represented that we do not and will not rent any property to a related party tenant. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee other than a taxable REIT subsidiary at some future date. For a discussion of rents received from a taxable REIT subsidiary, see “—Taxable REIT Subsidiaries.”

      Third, the rent attributable to the personal property leased in connection with the lease of a property must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a property is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the property at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each property, we believe either that the personal property ratio is less than 15% or that any income attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus could lose our REIT status.

      Fourth, we cannot furnish or render noncustomary services to the tenants of our properties, or manage or operate our properties, other than through an “independent contractor” who is adequately compensated and from whom we do not derive or receive any income or through a taxable REIT subsidiary. However, we need not provide services through an independent contractor, but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as the amounts we receive or accrue from the services does not exceed 1% of the total amounts we receive or accrue from the related property. Finally, we may own up to 100% of the stock of one or more taxable REIT subsidiaries, which may provide noncustomary services to our tenants without tainting our rents from the related independent contractor from whom the REIT itself does not derive or receive any income. We believe that any noncustomary services that we perform for our lessees, other than services provided through independent contractors, will qualify under the 1% de minimis exception described above. Furthermore, we have represented that, with respect to other properties that we acquire in the future, we will not perform noncustomary services for the lessees of the property to the extent that the provision of such services would jeopardize our REIT status.

      Interest. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

      Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”

      Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

      However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT does not derive or receive any income.

      Hedging Transactions. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. During any taxable year beginning on or before October 22, 2004, to the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of such contract will constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. During any taxable year beginning after October 22, 2004, to the extent that we enter into transactions (including interest rate swaps, futures contracts and other similar transactions) to hedge our indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of such contract will not be taken into account for purposes of the 95% gross income test (i.e., will be excluded from both the numerator and the denominator of the calculation) and will be treated as non-qualifying income for purposes of the 75% gross income test. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

      Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year beginning on or before October  22, 2004, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

      If we fail to satisfy one or both of the gross income tests for any taxable year beginning after October 22, 2004, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect; and

•	we attach a schedule to our tax return for the taxable year(s) in which the failure occurs describing each item of the Company’s gross income for such year(s).

      We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “—Taxation of Our Company,” even if the relief provisions were to apply, we would incur a 100% tax on the gross income attributable to the greater of (i) the amount by which we fail the 75% gross income test and (ii) the amount by which 90% (95% in the case of a failure occurring during a taxable year beginning after October 22, 2004), in each case, of our gross income exceeds the amount of qualifying income under the 95% gross income test, multiplied by a fraction intended to reflect our profitability.

Asset Tests

      To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

      First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

      Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

      Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

      Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries.

      Fifth, no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and other taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

      For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets or equity interests in a partnership or any entity that is disregarded for federal income tax purposes. For purposes of the 10% value test, debt instruments issued by a partnership are not classified as “securities” to the extent of our interest as a partner in such partnership (based on our proportionate share of the partnership’s equity interests and certain debt securities) or if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test. For purposes of the 10% value test, the term “securities” also does not include debt securities issued by another REIT, certain “straight debt” securities (for example, qualifying debt securities of a corporation of which we own no equity interest), loans to individuals or estates, and accrued obligations to pay rent.

      We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if one of the following exceptions applies:

•	We satisfied the asset tests at the end of the preceding calendar quarter, and the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets; or

•	We eliminate any discrepancy within 30 days after the close of the calendar quarter in which it arose.

      Moreover, if we fail to satisfy the asset tests at the end of a calendar quarter during a taxable year beginning after October 22, 2004, we will not lose our REIT status if one of the following additional exceptions applies:

•	De Minimis Exception: The failure is due to a violation of the 5% or 10% asset tests referenced above and is “de minimis” (for this purpose, a “de minimis” failure is one that arises from our ownership of assets the total value of which does not exceed the lesser of 1% of the total value of our assets at the end of the quarter in which the failure occurred and $10 million), and we either dispose of the assets that caused the failure or otherwise satisfy the asset tests within 6 months after our identification of the failure; or

•	Non De Minimis Exception: All of the following requirements are satisfied: (i) the failure is not “de minimis” as defined above, (ii) the failure is due to reasonable cause and not willful neglect, (iii) we file a schedule in accordance with Treasury Regulations providing a description of each asset that caused the failure, (iv) we either dispose of the assets that caused the failure or otherwise satisfy the asset tests within 6 months after our identification of the failure, and (v) we pay an excise tax as described above in “—Taxation of Our Company.”

Distribution Requirements

      Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of:

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss; and

•	90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of certain items of non-cash income.

      We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.

      We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain income for such year; and

•	any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

      It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred shares in order to satisfy the distribution requirements.

      Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

      We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We have complied, and intend to continue to comply, with these requirements.

Failure to Qualify

      Effective for taxable years beginning after October 22, 2004, if we fail to qualify as a REIT and such failure is not an asset test or income test failure, we generally will be eligible for a relief provision if the failure is due to reasonable cause and not willful neglect and we pay a penalty of $50,000 with respect to such failure.

      If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxable REIT Subsidiaries

      As described above, we may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary is a fully taxable corporation that may earn income (on which it must pay income tax at regular corporate rates) that would not be qualifying income if earned directly by us. A taxable REIT subsidiary may provide services to our lessees and perform activities unrelated to our lessees, such as third-party management, development, and other independent business activities. However, a taxable REIT subsidiary may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. We and our corporate subsidiary must jointly elect for the subsidiary to be treated as a taxable REIT subsidiary. In general, a corporation of which a qualifying taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 20% of the value of our assets may consist of securities of one or more taxable REIT subsidiaries, and no more than 25% of the value of our assets may consist of the securities of taxable REIT subsidiaries and other taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

      Rent that we receive from our taxable REIT subsidiaries will qualify as “rents from real property” as long as at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related party tenants, and the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to us to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on certain transactions between a taxable REIT subsidiary and us or our tenants that are not conducted on an arm’s-length basis.

      We have made a taxable REIT subsidiary election with respect to CRT Realty Services, Inc., which has provided, and may in the future provide, management and leasing services for real properties owned by third parties. CRT Realty Services, Inc. currently operates two fitness centers and holds an interest in CRT-Vanguard Partners L.P., a limited partnership that holds several office properties located in North Carolina. We believe that all transactions between us and CRT Realty Services, Inc. and any other taxable REIT subsidiary that we form or acquire have been and will be conducted on an arm’s-length basis.

Taxation of Taxable U.S. Stockholders

      The term “U.S. stockholder” means a holder of our common stock that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a United States person.

      If a partnership or an entity treated as a partnership for federal income tax purposes holds our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your own tax advisor regarding the consequences of the ownership and disposition of our common stock by the partnership.

      As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of current or accumulated earnings and profits that we do not designate as capital gain dividends or long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. stockholder generally will not qualify for the new 15% tax rate for “qualified dividend income.” The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the maximum tax rate for qualified dividend income from 38.6% to 15% for tax years 2003 through 2008. Without future congressional action, the maximum tax rate on qualified dividend income will move to 35% in 2009 and 39.6% in 2011. Qualified dividend income generally includes dividends paid to most U.S. noncorporate taxpayers by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders, our dividends generally will not be eligible for the new 15% rate on qualified dividend income. As a result, our ordinary REIT dividends will continue to be taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 35%. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends (i) attributable to dividends received by us from non-REIT corporations, such as our taxable REIT subsidiary, and (ii) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common stock become ex-dividend.

      A U.S. stockholder generally will recognize distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. stockholder has held its common stock. We generally will designate our capital gain dividends as either 15% or 25% rate distributions. See “—Capital Gains and Losses.” A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

      We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

      A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock.

Instead, the distribution will reduce the adjusted basis of such common stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her common stock as long-term capital gain, or short-term capital gain if the shares of common stock have been held for one year or less, assuming our common stock is a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

      Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Taxation of U.S. Stockholders on the Disposition of Common stock

      In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held the common stock for more than one year and otherwise as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six-months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition.

Capital Gains and Losses

      The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate currently is 35%. The maximum tax rate on long-term capital gains applicable to non-corporate taxpayers currently is 15% for sales and exchanges of assets held for more than one year. However, taxpayers that recognize “unrecaptured Section 1250 gain” may be subject to tax on all or a portion of such gain at a maximum rate of 25%. With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders at a 15% or 25% rate. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Withholding

      We will report to our stockholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of up to 28% with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

      A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. stockholders, see “Taxation of Non-U.S. Stockholders.”

Taxation of Tax-Exempt Stockholders

      Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of common stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our stock (by value) must treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business (less certain related expenses), determined as if we were a pension trust, divided by our total gross income (less certain related expenses) for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares only if:

•	the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5% for such taxable year;

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares of stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our stock in proportion to their actuarial interests in the pension trust; and

      either

•	one pension trust owns more than 25% of the value of our stock; or

•	a group of pension trusts individually holding more than 10% of the value of our stock collectively owns more than 50% of the value of our stock.

Taxation of Non-U.S. Stockholders

      The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules.

We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of the common stock, including any reporting requirements.

      Except as provided below under “—FIRPTA Withholding,” a non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates and in the same manner as U.S. stockholders are taxed on distributions. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

      A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of such non-U.S. stockholder’s common stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that common stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

      We may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

FIRPTA Withholding

      For any taxable year beginning on or before October 22, 2004, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under special provisions of the federal income tax laws known as “FIRPTA.” The term “U.S. real property interests” includes interests in real property located in the United States (or the U.S. Virgin Islands) and shares in domestic corporations at least 50% of whose assets consists of interests in real property located in the United States (or the U.S. Virgin Islands). Under those rules, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend during taxable years beginning on or before October 22, 2004 (“35% FIRPTA Withholding”). A non-U.S. stockholder may receive a credit against our tax liability for the amount we withhold.

      For any taxable year beginning after October 22, 2004, a non-U.S. stockholder that owns no more than 5% of our common stock at all times during such taxable year will not be subject to 35% FIRPTA

Withholding with respect to distributions that are attributable to gain from our sale or exchange of U.S. real property interests, provided that our common stock continues to be regularly traded on an established securities market. Instead, any distributions made to such non-U.S. stockholder will be subject to the general withholding rules discussed above in “—Taxation of Non-U.S. Stockholders,” which generally impose a withholding tax equal to 30% of the gross amount of each distribution (unless reduced by treaty).

      A non-U.S. stockholder generally will not incur tax under FIRPTA with respect to gain on a sale of our common stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our stock. We cannot assure you that that test will be met. However, a non-U.S. stockholder that owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period will not incur tax under FIRPTA on a disposition of common stock if the shares are “regularly traded” on an established securities market. Because our common stock is regularly traded on an established securities market, a non-U.S. stockholder should not incur tax under FIRPTA with respect to gain on a sale of our common stock unless it owns, actually or constructively, more than 5% of our common stock. If the gain on the sale of our common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders subject to applicable alternative minimum tax, and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•	the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

•	the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

State and Local Taxes

      We and/or you may be subject to taxation by various states and localities, including those in which we or you transact business, own property or reside. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, you should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in our common stock.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below have severally agreed to purchase, and we have agreed to sell to the underwriters, the number of shares of common stock indicated below.

Name	Number of Shares

Morgan Stanley & Co. Incorporated	4,110,750
Stifel, Nicolaus & Company, Incorporated	239,250

Total	4,350,000

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus supplement and the accompanying prospectus is subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus supplement and the accompanying prospectus if any such shares are purchased; provided, however, that the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

      The underwriters initially propose to offer a portion of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus supplement and a portion to certain dealers at a price that represents a concession not in excess of $0.25 per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 435,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our common stock offered by this prospectus supplement and the accompanying prospectus.

      The following table shows the per share and total public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. The amounts are shown assuming both no exercise and full exercise of the over-allotment option to purchase 435,000 additional shares of our common stock.

		Total

		No Exercise	Full Exercise
	Per Share	of Option	of Option

Public offering price	$24.20	$105,270,000	$115,797,000
Underwriting discounts and commissions	$0.42	$1,827,000	$2,009,700

Proceeds, before expenses, to us	$23.78	$103,443,000	$113,787,300

      The expenses of this offering, not including the underwriting discounts and commissions, are estimated to be approximately $475,000 and will be payable by us. Expenses include NYSE listing fees, printing expenses, legal and accounting fees, transfer agent fees and other miscellaneous fees and expenses.

      We have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus supplement:

•	offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to sell, grant any options, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock, any preferred or preference security or any securities convertible into or exercisable or exchangeable for shares of our common stock or any preferred or preference security; or

•	enter into any swap or other agreement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock or any preferred or preference security, whether any transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

      The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares of our common stock to the underwriters in connection with this offering;

•	the issuance by us of shares of our common stock upon the exercise of options or the conversion of securities outstanding on the date hereof (including, without limitation, DownREIT units of limited partnerships); and

•	the issuance of shares of our common stock, options therefor, restricted stock and limited partnership interests in our subsidiaries, in each case, issued pursuant to our stock option plans, equity and cash incentive plan, stock investment plan, shareholder rights plan or dividend investment plan, each as in effect on the date of this prospectus supplement.

      We have agreed that we will not permit our senior officers and directors without, in each case, the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters, during the period ending 90 days after the date of this prospectus supplement:

•	to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

•	to enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our common stock,

whether any transaction described above is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

      The restrictions described in the above paragraphs relating to certain of our senior officers and directors do not apply to:

•	the exercise of any stock option, provided that all shares issued upon exercise are subject to the restrictions set forth above;

•	acquisitions of shares of our common stock or other securities in the open market after the completion of this public offering;

•	acquisition of shares of our common stock pursuant to our stock investment plan, provided that all such shares are subject to the restrictions set forth above; or

•	transfers to family members or trusts or that constitute a bona fide gift, provided that the transferee agrees in writing to be bound by the restrictions set forth above.

      Our shares of common stock are listed on the NYSE under the symbol “CRO.”

      In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of shares of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short position is “covered” if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short position by exercising the over-allotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short position, the underwriters will consider, among other things, the open market price of shares compared to the price available for our shares under the over-allotment option. The underwriters also may sell shares in excess of the number available for purchase under the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our common stock in the open market to stabilize the price of our common stock. The underwriters may also reclaim selling concessions allowed to a dealer for distributing shares of our common stock in this offering, if the underwriters repurchase previously distributed shares of our common stock to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of shares of our common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time. These transactions may be effected on the NYSE or otherwise.

      Morgan Stanley & Co. Incorporated, Stifel, Nicolaus & Company, Incorporated and their respective affiliates have provided and may provide in the future financial advisory and investment banking services to us, for which they receive customary fees. In addition, Morgan Stanley & Co. Incorporated and Stifel, Nicolaus & Company, Incorporated acted as underwriters for our common stock offering in January 2004.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect thereof to the extent our indemnification is not available or is insufficient.

EXPERTS

      The consolidated financial statements and the related financial statement schedules incorporated in this prospectus supplement and the accompanying prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

      Certain legal matters, including certain tax matters, in connection with this offering will be passed upon by Goodwin Procter LLP. With respect to certain opinions given by Goodwin Procter LLP, Goodwin Procter LLP may rely, in part, on the opinion of William J. Wedge, our Senior Vice President, Corporate Secretary and General Counsel. From time to time, Goodwin Procter LLP has provided legal services to the underwriters. The legality of the common stock and certain other legal matters in connection with the offering will be passed upon by White & Case LLP. From time to time, White & Case LLP has provided legal services to us and the underwriters. Certain legal matters in connection with this offering will be passed upon for the underwriters by Hunton & Williams LLP. From time to time, Hunton & Williams LLP provides legal services to us.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with the SEC. This means that we have disclosed important information to you by referring you to those documents. Our SEC file number is 1-9997. The information we incorporate by reference is considered a part of this prospectus supplement and the accompanying prospectus, and later information we file with the SEC will automatically update and supersede this information. In addition to the documents incorporated by reference into the accompanying prospectus, we incorporate by reference the documents listed below which we have filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2004.

•	Proxy Statement on Schedule 14A for the 2004 Annual Meeting of Shareholders.

•	Current Reports on Form 8-K and 8-K/A, filed with the SEC on January 5, January 6, January 8, April 8 (exclusive of Item 9 disclosure), May 24, May 27, July 1, July 30, October 15, November 8, November 30, December 10, and December 14, 2004 (with respect to the Westchase Corporate Center acquisition only).

      All documents that we file with the SEC after the date of this prospectus supplement but before we terminate the offering of our securities shall be deemed to be incorporated by reference in this prospectus supplement and will be part of this prospectus supplement from the date we file that document; provided, however, that we are not incorporating by reference any information furnished under Item 9, Item 12, Item 2.02 or Item 7.01 of any Current Report on Form 8-K. Any information in future filings that is meant to supersede or modify any existing statement in this prospectus supplement will so supersede or modify the statement as appropriate.

      You may request a copy of any or all of the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents), at no cost, by writing or telephoning our offices at the following address and telephone number:

CRT Properties, Inc.

225 NE Mizner Boulevard, Suite 200
Boca Raton, Florida 33432
Attention: Principal Financial Officer
Telephone number (561) 395-9666

      Our filings with the SEC are also available to the public over the Internet at the SEC’s web site at http://www.sec.gov or in the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

PROSPECTUS

$500,000,000

Common Stock

Preferred Stock
Debt Securities

        We intend to offer and sell from time to time the equity and debt securities described in this prospectus. The total offering price of these securities will not exceed $500,000,000 in the aggregate. We will provide the specific terms of any securities we may offer in a supplement to this prospectus. You should carefully read this prospectus and any applicable prospectus supplement before deciding to invest in these securities.

      The securities may be offered directly, through agents designated by us from time to time, or to or through underwriters or dealers.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

       For a discussion of certain risks associated with an investment in the securities, see “Risk Factors” on page 3.

The date of this prospectus is June 18, 2004.

      You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any state where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as the information we previously filed with the Securities and Exchange Commission, or SEC, and incorporated by reference, is accurate only as of the date of the documents containing the information.

About This Prospectus

      This prospectus is part of a shelf registration statement. We may sell, from time to time, in one or more offerings, any combination of the securities described in this prospectus. This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities under this prospectus, we will provide a prospectus supplement that contains specific information about the terms of the securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus, any applicable prospectus supplement, and all documents incorporated by reference herein or therein before investing in our securities.

      The total dollar amount of the securities sold under this prospectus will not exceed $500,000,000.

i

PROSPECTUS SUMMARY

Our Company

      We are a New York Stock Exchange listed self-administered and self-managed equity real estate investment trust, or REIT, based in Boca Raton, Florida, which develops, owns, operates, leases and manages urban and suburban office buildings in metropolitan areas in the southeastern United States and Texas. In addition to direct investment and ownership, in December 2003 and January 2004, we entered into two joint ventures to acquire Class A properties. We may from time to time enter into additional joint ventures or similar arrangements as economically attractive opportunities arise. As of March 31, 2004, our portfolio of assets consisted of 130 office buildings totaling 10.2 million rentable square feet located in 19 suburban office projects and two urban centers in 11 metropolitan areas in the southeastern United States and Texas. As of March 31, 2004, the office projects in our portfolio were, on average, 80% occupied and the average annual base rent per rentable square foot occupied was $17.81. In April 2004, we entered into the suburban Washington, DC market with our acquisition of two class A office properties, a ground lease and an undeveloped parcel of land in the Decoverly Office Park in Rockville, Maryland.

      As of March 31, 2004, we also owned approximately 64.3 acres of unimproved land held for development, approximately 15.5 acres of unimproved land held for sale and approximately six acres of land which is not suitable for development. A majority of the land held for development adjoins six of our office projects, which have infrastructure, including roads and utilities, in place. The remaining land held for development adjoins properties that we sold during 2001. We may over time develop and construct office buildings on this land and we may decide to acquire additional land for development in the future.

      We are organized as a Florida corporation. Our executive offices are located at 225 NE Mizner Boulevard, Suite 200, Boca Raton, Florida 33432. Our telephone number is (561) 395-9666.

Incorporation of Information Filed With The SEC

      The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important business, financial and other information to you by referring you to other documents separately filed with the SEC. Our SEC file number is 1-9997. The information we incorporate herein by reference is considered a part of this prospectus, unless and until that information is updated and superseded by the information contained in a supplement to this prospectus or any information we incorporate through subsequent filings with the SEC. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004.

•	Proxy Statement on Schedule 14A for the 2004 Annual Meeting of Shareholders.

•	Current Reports on Form 8-K or 8-K/ A, filed with the SEC on January 5, 6 and 8, April 8 (exclusive of Item 9 disclosure), May 24 and 27, and June 1, 2004.

•	The description of our common stock, common stock purchase rights and Series A preferred stock contained in our registration statements on Form 8-A filed under the Exchange Act on December 21, 2001, May 27, 2004 and September 10, 2003, respectively, including any amendments or reports filed for the purpose of updating such descriptions.

      All documents that we file with the SEC after the date of this prospectus but before we sell all of our securities offered under this prospectus shall be deemed to be incorporated by reference in this prospectus and will be part of this prospectus from the date we file that document; provided, however, that we are not incorporating by reference any information furnished under Item 9 or Item 12 of any Current Report on Form 8-K. Any information in future filings that is meant to supersede or modify any existing statement in this prospectus will so supersede or modify the statement as appropriate.

      You may request a copy of any or all of the documents incorporated by reference in this prospectus, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents), at no cost, by writing or telephoning our offices at the following address:

Koger Equity, Inc.

225 NE Mizner Boulevard, Suite 200
Boca Raton, Florida 33432
Attention: Principal Financial Officer
Telephone number (561) 395-9666.

      You may also get copies of the documents incorporated by reference in this prospectus from the SEC, the NYSE, or us as indicated below under “How to Obtain More Information.”

A Cautionary Note Regarding Forward-Looking Information

      This prospectus and the information incorporated by reference into it contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “estimates,” “intends,” “plans,” “projects,” “will continue” and words of similar import. We have based these forward-looking statements on our current expectations and projections about future events and trends affecting the financial condition of our business, which may prove to be incorrect. These forward-looking statements relate to future events and our future financial performance, and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. You should specifically consider the factors identified herein under the caption “Risk Factors” and the various other factors identified in or incorporated by reference into this prospectus and any other documents filed by us with the SEC that could cause actual results to differ materially from our forward-looking statements.

      Except to the extent required by applicable law, we undertake no obligation to, and do not intend to, update any forward-looking statement or the “Risk Factors” or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments. There are a number of risk factors associated with the conduct of our business, and the risks discussed in the “Risk Factors” section of this prospectus may not be exhaustive. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. All forward-looking statements should be read with caution.

Certain Definitions

      Unless otherwise indicated, the terms “Koger,” “we,” “us,” “our” and “our company” refer to Koger Equity, Inc. and its subsidiaries. References to “articles of incorporation” are to our Amended and Restated Articles of Incorporation, as amended.

How to Obtain More Information

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements, or other information we file with the SEC at its public reference room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings are also available to the public on the internet, through a database maintained by the SEC at http://www.sec.gov. You may also access our filings through our website at http://www.koger.com. The contents of our website are not, and shall not be deemed to be, a part of this prospectus or any accompanying prospectus supplement. In addition, you can inspect and copy reports, proxy statements and other information concerning us at the offices of the New York Stock Exchange, Inc., or NYSE, 20 Broad Street, New York, New York 10005, on which our common stock and Series A preferred stock are listed under the symbols “KE” and “KEPRA,” respectively.

RISK FACTORS

      Investing in our securities involves risks. Before you invest in our securities, you should carefully consider the following risks, together with the other information included in this prospectus and the information incorporated by reference. As with other publicly traded securities, the value of our securities will depend upon various market conditions and other factors which may change from time to time. In particular, the market value of our securities may fluctuate depending on the extent of investor interest in our company and the market’s perception of us, including our credit and financial strength, our growth potential and the value of our assets. Specific factors which could adversely affect our financial condition, our results of operations or the market’s perception of us and hence the market value of our securities are discussed below. Additionally, much of the business information, as well as the financial and operational data, contained in our risk factors is updated in our subsequent periodic reports. Although we have tried to discuss key factors, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Each of the risks described could result in a decrease in the value of our securities and your investment therein.

Risks Related to Our Real Estate Financing and Investments

Our use of leverage can adversely impact our operations, cash flow, and ability to make distributions and service our debt, and our financial condition will be negatively impacted if we cannot repay or refinance our indebtedness as it becomes due.

      We are subject to risks normally associated with debt financing, including the risk that:

•	our cash flow will be insufficient to meet required payments of principal and interest;

•	a substantial portion of our cash flow from operations may be required to service our indebtedness, thereby reducing our funds available for distributions, operations, future business opportunities and other purposes;

•	the existing debt with respect to our properties, which in most cases will not have been fully amortized at maturity, will not be able to be refinanced;

•	the terms of any refinancing of any existing debt or new debt will not be as favorable as the terms of the existing debt;

•	our ability to obtain additional financing, if needed, for working capital, capital expenditures, acquisitions, or other purposes in the future, will be impaired;

•	we may become subject to financial and restrictive covenants that restrict out ability to operate our company and thus may lose financial or operational flexibility;

•	we may be placed at a competitive disadvantage to competitors with less debt; and

•	our exposure to adverse economic, industry and business conditions will increase.

      At March 31, 2004, we had outstanding debt of approximately $468.2 million, all of which is secured by liens on certain of our properties. Approximately $466.8 million of this debt is scheduled to mature at varying times between 2004 and 2009. Our $100 million secured revolving credit facility, none of which was outstanding as of March 31, 2004, matures in December 2004. In addition, at March 31, 2004, the total liabilities of our unconsolidated joint venture was $48.1 million (of which $46.5 million was long-term debt). Our proportionate share of such total liabilities and long-term debt equated to $14.4 million and $14.0 million, respectively. We expect that our cash flow from operations alone will not be sufficient to repay our debts as they mature. Accordingly, if principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity or debt capital, our operations, cash flow, and ability to make distributions and service our debt and our financial condition would likely be adversely impacted.

      Furthermore, prevailing interest rates or other factors at the time of refinancing, such as the reluctance of lenders to make commercial real estate loans, may result in higher interest rates upon refinancing than the interest rates on the existing debt. Consequently, the interest expense relating to the refinanced debt would increase and adversely affect our cash flow and the amount of distributions we could make to our shareholders. When we mortgage a property to secure payment of debt, if we are unable to meet the mortgage payments, then the mortgagee may foreclose upon, or otherwise take control of, the mortgaged property, with a consequent loss of income and asset value to us. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of our office properties or other assets on disadvantageous terms, potentially resulting in losses and adverse effects on cash flow from operating activities.

The covenants governing our debt impose significant restrictions on us.

      The terms of our revolving credit facility impose significant operating and financial restrictions on us and require us to meet certain financial tests, including leverage ratios, interest and fixed charge coverage ratios and minimum tangible net worth requirements. In addition, any debt securities we issue under this prospectus would likely include similar or more stringent financial and other covenants. These restrictions may also have a negative impact on our business, financial condition and results of operations by significantly limiting or prohibiting us from engaging in certain transactions, including:

•	incurring or guaranteeing additional indebtedness;

•	paying dividends in excess of 90% of our funds from operations over the most recent two quarters annualized;

•	making capital expenditures and other investments;

•	creating liens on our assets; and

•	engaging in mergers, consolidations or the sale of all or a substantial portion of our assets.

      The failure to comply with any of these covenants would cause a default under our revolving credit facility. Furthermore, our line of credit provides that any default under, or acceleration of, any of our other debt or any debt of our subsidiaries, will constitute a default under the revolving credit facility. Any of these defaults, if not waived, could result in the acceleration of the indebtedness under our revolving credit facility. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it, in which case we would not be able to make distributions to our shareholders. Even if new financing were available, it may not be on terms that are acceptable to us. Although we expect to refinance our revolving credit facility in 2004, any new facility will likely have similar financial and restrictive covenants and cross-default provisions.

Increases in interest rates on our variable rate debt could increase our interest expense, which would adversely affect our cash flow, our ability to service our indebtedness, and our ability to pay dividends to our shareholders.

      At March 31, 2004, we had a $100 million secured revolving credit facility, none of which was outstanding, and $154.3 million of term loans with variable interest rates, and we may incur additional variable rate debt in the future. Increases in interest rates on this variable rate debt could increase our interest expense and adversely affect our cash flow and our ability to service our indebtedness and our ability to pay dividends to our shareholders. We may be required to purchase interest rate protection products in connection with our future variable rate debt, which may further increase our borrowing costs.

We may not have access to financing for acquiring or developing additional office properties.

      Our ability to pursue our growth strategy depends, in part, on our ability to finance additional office property acquisitions and development of properties. We may not be able to fund growth solely from cash provided from operating activities because we must distribute at least 90% of our taxable income each year to maintain our tax status as a REIT and normally distribute 100% of our taxable income in order to avoid paying corporate income tax and excise tax on undistributed income. Consequently, we rely upon the availability of debt or equity capital to fund office property acquisitions and improvements. We cannot assure you that we will be successful in attracting sufficient debt or equity financing at an acceptable cost to fund future growth.

We are subject to restrictions that may limit our ability to take advantage of expansion opportunities that we believe are attractive. Our existing $100 million secured revolving credit facility limits our borrowing availability to a percentage of the value of the properties provided as collateral, with the value determined in part by the cash flow generated by those properties. However, based on our current collateralization, as of March 31, 2004, we had approximately $100.0 million available for borrowing under our secured revolving credit facility, of which none was outstanding. As of March 31, 2004, all but two of our 100% owned office properties had been pledged as collateral for our indebtedness.

      Our ability to raise additional equity capital will depend on market conditions. We cannot assure you that we will be able to raise funds through a public or private offering at a time when we need access to funds. We may seek alternative methods of funding expansion, such as further joint venture development; however, we cannot assure you that such opportunities will be available when we need them or on acceptable terms.

Our board of directors can increase our total debt ratio without shareholder approval and any such increase could adversely affect our cash flow and cash available for distribution to our shareholders.

      As of March 31, 2004, the ratio of our total consolidated debt to the sum of the market value of our issued and outstanding capital stock plus our total consolidated debt was approximately 40%. Our ability to incur debt is not subject to any limitation in our organizational documents. Accordingly, our board of directors could establish policies which would allow us to increase our debt to total market capitalization ratio, subject to any existing debt covenants. If this action were taken, we could become more highly leveraged, resulting in increased debt service costs that (a) could adversely affect our cash flow and, consequently, the amount of cash available for distribution to our shareholders and (b) could increase the risk of default on our debt.

      We measure our leverage by reference to our total market capitalization rather than by reference to the book value of our assets, which are mainly comprised of the depreciated value of real property, our primary tangible asset. We use total market capitalization because we believe the book value of our assets does not accurately reflect our ability to borrow and meet debt service requirements. Our market capitalization is more variable than the book value of our assets, however, and does not necessarily reflect the fair market value of our assets at all times. We consider factors other than our market capitalization in making decisions regarding the incurrence of indebtedness, however, such as the purchase price of properties to be acquired with debt financing, the estimated market value of our properties upon refinancing and our ability to generate cash flow to cover expected debt service expenses.

Risk Related to Our Operations

Since our properties are concentrated primarily in the southeastern United States and Texas, our performance and ability to service indebtedness and pay dividends to shareholders is dependent on economic conditions in the markets where our properties are located.

      Our revenues and the value of our properties may be affected by a number of factors, including (a) the regional and local economic climates of the metropolitan areas in which our properties are located, which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors, and (b) the regional and local real estate conditions in these areas, including oversupply of, or reduced demand for, office and other competing commercial properties. Except for the recently acquired property outside of Washington, DC, all of our office projects are located in the southeastern United States and Texas. There is also the risk of over building in certain sub-markets located in markets which we currently serve. While we have generally avoided acquiring or developing property in over built sub-markets, over built conditions may occur in sub-markets where we currently own properties. Our performance, ability to service our indebtedness and ability to pay dividends to shareholders is dependent on economic conditions in the markets where our properties are located. Our historical growth has occurred during periods when the economy in the southeastern United States has out-performed the national economy. There can be no assurance as to the continued growth of the economy in the southeastern United States and Texas or our future growth rate.

We have a significant number of leases with governmental tenants, particularly the State of Florida. If these leases are terminated early or not renewed, our performance and ability to service our indebtedness and to pay dividends to shareholders could be adversely impacted.

      Governmental tenants, including the State of Florida, accounted for approximately 20% of our occupied space at March 31, 2004. At March 31, 2004, we had 36 leases with various departments and agencies of the State of Florida for approximately 645,000 rentable square feet, which represents approximately 6.5% of our total rentable square feet. The majority of these leases are for space in our office projects located in Tallahassee, Florida. These leases have provisions for early termination for various reasons, including lack of budget appropriations. During times of recession and government shortage measures, the State of Florida may be subject to budget reductions and may decide to terminate certain of its leases prior to the contractual lease expiration date. In addition, these leases provide the State of Florida with the right to terminate, without penalty, prior to the contractual lease expiration date in the event a State owned building becomes available for occupancy upon giving six months advance written notice to us. If we are unable to renew these leases or re-let any of this space as leases expire or tenants vacate the space, our cash flow and ability to service our indebtedness and to pay dividends to our shareholders may be adversely affected.

If we are unable to promptly relet or renew leases as they expire, our cash flow and ability to service our indebtedness and to pay dividends to our shareholders may be adversely affected.

      We are subject to the risks that upon expiration of leases for space located in our buildings (a) such leases may not be renewed, (b) such space may not be relet or (c) the terms of renewal or reletting, taking into account the cost of required renovations, may be less favorable than the current lease terms. Leases on a total of 11.4% and 10.0% of the total rentable square feet leased in our buildings will expire in the remainder of 2004 and in 2005, respectively. If we are unable to promptly relet, or renew the leases for, a substantial portion of the space located in our buildings, or if the rental rates upon such renewal or reletting are significantly lower than expected rental rates, or if our reserves for these purposes prove inadequate, our cash flow and ability to service our indebtedness and to pay dividends to our shareholders may be adversely affected.

If our tenants declare bankruptcy or are unable to make rental payments, our cash flow and ability to service our indebtedness and to pay dividends to shareholders will be adversely affected.

      At any time, a tenant of our building(s) may seek the protection of the bankruptcy laws, which could result in the rejection and termination of such tenant’s lease and thereby cause a reduction in our cash flow and ability to pay dividends to shareholders. No assurance can be given that tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, tenants from time to time may experience a downturn in their business which may weaken their financial condition and result in their failure to make rental payments when due. If a tenant’s lease is not affirmed following bankruptcy or if a tenant’s financial condition weakens, our income and ability to pay dividends to our shareholders may be adversely affected.

Since we own certain properties through partnership and joint venture arrangements, we may not maintain sufficient control of our investments to permit our business objectives to be achieved.

      Although we have generally owned 100% of the interests in all of our properties, in December 2003, we entered into a joint venture arrangement to acquire a 75% interest in two Class A mid-rise office buildings and undeveloped land suitable for development in the McGinnis Park office complex in Alpharetta, Georgia. Furthermore, in January 2004, we entered into a joint venture arrangement to acquire a 30% interest in the Broward Financial Centre, a Class A office building in Fort Lauderdale, Florida. In the future, we could, if then permitted by the covenants in our loan agreements and our financial position, participate with other entities in property ownership through partnerships or joint ventures. Partnership or joint venture investments may, under certain circumstances, involve risks not otherwise present in property ownership, including the possibility that (a) our partners or co-ventures might become bankrupt, (b) such partners or co-ventures might at any time have economic or other business interests or goals that are inconsistent with our business interests or goals, and (c) such partners or co-ventures may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, including our policy to maintain our qualification as a REIT. There is no limitation under our organizational documents as to the amount of available funds that may be invested in partnerships or joint ventures.

Our articles of incorporation permit our officers and directors to engage in activities that may conflict with our business.

      Our articles of incorporation permit our officers and directors to make real estate investments for their own account or for the account of others without restrictions. In addition, our directors are not required to bring to our attention investment opportunities that meet our investment criteria. Our directors are not prohibited from engaging in the same activities or lines of business as our company. These activities may detract from appropriate attention to our business and may adversely impact our operations.

Real Estate Investment Risks

If our properties do not generate revenues sufficient to meet operating expenses, our cash flow and ability to service our indebtedness and to pay dividends to shareholders will be adversely affected.

      Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend in large part on the amount of income generated and expenses incurred. If our properties do not generate revenues sufficient to meet operating expenses, including current levels of debt service, tenant improvements, leasing commissions and other capital expenditures, we may have to borrow additional amounts to cover fixed costs and our cash flow and ability to pay dividends to our shareholders may be adversely affected.

      Our net revenues and the value of our properties may be adversely affected by a number of factors, including:

•	national, regional and local economic climates;

•	regional and local real estate conditions;

•	the perceptions of prospective tenants as to the attractiveness of our properties;

•	our ability to provide adequate management, maintenance and insurance; and

•	increased operating costs, including real estate taxes and utilities.

      In addition, real estate values and income from properties are affected by applicable laws, including tax laws, interest rate levels and the availability of financing.

Since real estate investments are generally illiquid, our ability to adapt to changing economic and other conditions will be limited.

      Real estate investments generally cannot be sold quickly and are relatively illiquid. Such illiquidity will limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. In the event of a downturn in the economy, we may suffer a material adverse impact to the value of our investments. In the event that we are forced to quickly liquidate any of our properties for any reason, we may be forced to accept below market values or other unfavorable liquidation terms.

We face intense competition that affects our ability to lease properties and our failure to attract and retain tenants could adversely impact our cash flow and ability to service our indebtedness and to pay dividends to shareholders.

      Numerous office buildings compete with our properties to attract tenants to lease space. Some of these competing buildings are newer, have better locations or are better capitalized. We believe that major national or regional commercial property developers will continue to seek development opportunities in the southeastern and southwestern United States. These developers may have greater financial resources than we have. The number of competitive commercial properties in a particular area could have a material adverse effect on our ability to lease space in our office projects or at newly developed or acquired properties or on the amount of rents charged. In order to secure tenants or remain competitive, we may have to increase our marketing and administrative efforts and related expenses in connection with filling vacant space, reduce the rent we require tenants to pay, and make modifications to our properties. Such efforts, as well as our failure to attract and retain tenants, could adversely impact our cash flow and ability to pay dividends to our shareholders.

We must compete with larger entities for acquisition opportunities.

      We compete for acquisition opportunities with entities that have substantially greater financial resources than we do. These entities generally may be able to accept more risk than we can prudently manage. Competition may reduce the number of suitable investment opportunities available to us and increase the bargaining power of sellers. In addition, other potential buyers who do not need to use a lessee or a third party operator to operate the properties may be able to offer a higher price for a property than we are able to pay.

We face numerous and changing regulations that result in significant unanticipated expenditures that could have an adverse effect on our cash flow and ability service our indebtedness and to pay dividends to shareholders.

      General. Our properties are subject to various federal, state and local regulatory requirements, such as requirements of the Americans with Disabilities Act (the “ADA”) and state and local fire and life safety requirements. Failure to comply with these requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. We believe that our properties are currently in substantial compliance with all of these regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures that could have an adverse effect on our cash flow and ability to pay dividends to our shareholders.

      ADA. Under the ADA, all public accommodations and commercial facilities are required to meet certain federal requirements relating to access and use by disabled persons. These requirements became effective in 1992. Compliance with the requirements of the ADA could require removal of access barriers in certain of our properties and non-compliance could result in the imposition of fines by the U.S. Government or an award of damages to private litigants. Although we believe our properties are substantially in compliance with these requirements, we may incur additional costs to comply with the requirements of the ADA. Although we believe that such costs will not have a material adverse effect on our business, if required changes involve a greater expenditure than we currently anticipate, our ability to pay dividends to our shareholders could be adversely affected.

      Environmental Liabilities. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. These laws typically impose clean-up responsibility and liability without regard to whether the owner knew, or caused the presence, of the contaminants, and the liability under these laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of environmental contaminants may be substantial, and the presence of these substances, or the failure to properly remediate the contamination on the property, may adversely affect the owner’s ability to sell or rent such property or to borrow using such property as collateral. Any person who arranges for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility also may be liable for the costs of removal or remediation of a release of hazardous or toxic substances at the disposal or treatment facility, whether or not the facility is owned or operated by the person. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs that it incurs in connection with the contamination. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site.

      Certain federal, state and local laws, regulations and ordinances govern the removal, encapsulation or disturbance of asbestos-containing materials when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of asbestos-containing materials and may provide third parties causes of action to seek recovery from owners or operators of real properties for personal injury associated with these materials. In connection with our ownership and operation of properties, we potentially may be liable for costs associated with asbestos-containing materials.

      Our environmental assessments of our properties have not revealed any environmental liability that we believe would have a material adverse effect on our business, assets or results of operations taken as a whole, nor are we aware of any such material environmental liability. Nevertheless, it is possible that our assessments did not reveal all environmental liabilities or that there are material environmental liabilities of which we are unaware. Moreover, there can be no assurance that future laws, ordinances or regulations will not impose any material environmental liability or that the current environmental condition of our properties will not be affected by tenants, by the condition of land or operations in the vicinity of our properties, such as the presence of underground storage tanks, or by third parties unrelated to us.

If we suffer an uninsured loss or a loss exceeding our policy limits, we could lose both the capital invested in, and anticipated profits from, one or more of our properties.

      We currently carry comprehensive liability, fire, and flood (where appropriate), extended coverage and rental loss insurance with respect to our properties, with policy specifications and insured limits customary for similar properties in the geographic area. There are, however, certain types of losses, such as from earthquakes, wars or certain acts of terrorism, including nuclear, chemical and biological attacks, that may be either uninsurable or not economically insurable. Should an uninsured loss or a loss exceeding our policy limits occur, we could lose both the capital invested in, and anticipated profits from, one or more of our properties.

We may experience increases in our expenses, including debt service, as well as decreased occupancy rates as a result of inflation.

      We may experience increases in our expenses, including debt service, as a result of inflation. Our exposure to inflationary cost increases in property level expenses is reduced by escalation clauses, which are included in most of our leases. However, market conditions may prevent us from escalating rents. Inflationary pressure may increase operating expenses, including labor and energy costs and, indirectly, real estate taxes, above expected levels at a time when it may not be possible for us to increase lease rates to offset these higher operating expenses. In addition, inflation can have secondary effects upon occupancy rates by decreasing the demand for office space in many of the markets in which we operate.

We face numerous development, construction and acquisition risks that could have an adverse effect on our cash flow and ability to service our indebtedness and to pay dividends to shareholders.

      We have and will continue to develop and construct office buildings, particularly on our undeveloped land. Risks associated with our development and construction activities, including activities relating to our undeveloped land, may include:

•	abandonment of development opportunities;

•	construction costs of a property exceeding original estimates and possibly making the completion of a property uneconomical;

•	occupancy rates and rents at a newly completed property insufficient to make the property profitable;

•	unavailability of financing on favorable terms for development of a property; and

•	the failure to complete construction and lease-up on schedule, resulting in increased debt service expense and construction costs.

      In addition, new development activities, regardless of whether or not they are ultimately successful, typically require a substantial portion of management’s time and attention. Development activities are subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations.

      We will continue to acquire office buildings. Acquisitions of office buildings entail risks that investments will fail to perform in accordance with expectations. Estimates of the cost of improvements to bring an acquired building up to standards established for the market position intended for such building may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment.

      We anticipate that any future developments and acquisitions would be financed through a combination of internally generated cash, equity investments and secured or unsecured financing. If new developments are financed through construction loans, there is a risk that, upon completion of construction, permanent financing for newly developed properties may not be available or may be available only on disadvantageous terms.

Risks Related to Our Capital Stock

An increase in market interest rates could reduce cash available for distribution to our shareholders and adversely affect the market price of our capital stock.

      One of the factors that will influence the market price of our capital stock in public markets is the annual dividend yield on the share price reflected by dividends paid by us as compared to the yields on other financial instruments. An increase in market interest rates may lead prospective investors to demand a higher annual yield which could reduce the market price of our capital stock. An increase in market interest rates also could increase our debt service expense and thus, reduce cash available for distribution to our shareholders.

We can change our investment, financing, borrowing, distribution, and other policies without shareholder approval, in a manner that could adversely affect our financial condition or results of operations or the market price of our common stock.

      Our investment, financing, borrowing and distribution policies, as well as our policies with respect to all other activities, including growth, capitalization and operations, are determined by our board of directors. Although the board of directors has no present intention to do so, these policies may be amended or revised at any time and from time to time at the discretion of the board of directors without a vote of our shareholders. A change in these policies could adversely affect our financial condition or results of operations or the market price of our common stock.

The ability of our shareholders or third parties to effect a change in control is limited.

      Stock ownership limitations could inhibit changes in control. Our articles of incorporation provide that no shareholder may own, directly or indirectly, more than 9.8% of any class of our outstanding stock. This limitation may have the effect of precluding an acquisition of control by a third party without the approval of our board of directors even if a change in control were in our shareholders’ best interest.

      Our ability to issue preferred stock could inhibit changes in control. Our articles of incorporation authorize the board of directors to issue up to 50,000,000 shares of preferred stock and to establish the preferences and rights of any shares of preferred stock issued. Currently, there are 2,990,000 shares of preferred stock outstanding. Issuing additional preferred stock could have the effect of delaying or preventing a change in control even if a change in control were in our shareholders’ best interest.

      Our shareholder rights plan could inhibit changes in control. On September 30, 1990, our board of directors adopted and entered into a common stock rights agreement, pursuant to which we issued common stock purchase rights. This agreement is commonly referred to as a “poison pill.” The rights generally will expire on September 30, 2010. Although the rights plan was adopted to protect shareholders interests in the event of a hostile takeover attempt or some other attempt to gain control of your stock at an unfair price, the rights plan could have the effect of delaying or preventing a change in control even if a change in control were deemed to be in our shareholders’ interest or would result in a consideration premium to our shareholders. The rights plan was recently amended to require that a committee comprised of independent directors evaluate, at least every three years, whether the rights plan continues to be in the best interests of us and our shareholders.

      Certain provisions of Florida law could inhibit changes in control. Provisions contained in the Florida Business Corporation Act may have effects that delay, defer or prevent takeover attempts, which may have the effect of delaying or preventing a change in control and, as a result, preventing shareholders from receiving a control premium for their shares. For example, these provisions may defer or prevent tender offers for our common stock or purchases of large blocks of our common stock, thereby limiting the opportunities for our shareholders to receive a premium for their common stock over then-prevailing market prices. In addition, Florida’s “control-share acquisition” provisions prohibit the voting of shares acquired in a “control share acquisition,” unless a majority of disinterested shareholders approve the granting of full voting rights to the acquirer or, for publicly-held Florida corporations, if the acquisition was approved in advance by the board of directors. Our board of directors recently has amended our by-laws to include a provision exempting the acquisition of common stock by any person from Florida’s control-share acquisition provisions, however, there can be no assurance that such provision will not be amended or eliminated at any time in the future.

Risks Related to Our Qualifications as a REIT

Our failure to qualify as a REIT may have a material adverse impact on your investment in our securities.

      We believe that we qualify as a REIT under the Internal Revenue Code, which affords us significant tax advantages, and we intend to continue to operate so as to qualify as a REIT for federal income tax purposes. The requirements for this qualification, however, are complex. If we fail to meet these requirements, our dividends will not be deductible by us and we will be subject to a corporate level tax on our taxable income. This would substantially reduce our cash available to pay dividends and your yield on your investment. In addition, incurring corporate income tax liability might cause us to borrow funds, liquidate some of our investments or take other steps that could negatively affect our operating results. Moreover, if our REIT status is terminated because of our failure to meet a REIT qualification requirement or if we voluntarily revoke our election, we would be disqualified from electing treatment as a REIT for the four taxable years following the year in which REIT status is lost.

      Certain requirements for REIT qualification may in the future limit our ability to increase fee development, management and leasing operations conducted, and related services offered, by our subsidiaries without jeopardizing our qualification as a REIT.

RATIO OF EARNINGS TO FIXED CHARGES AND OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

      The following table sets forth our ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends for the last five fiscal years ended December 31, 2003 and the twelve months ending March 31, 2004 and 2003.

Three Months
	Ended March 31,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

Ratio of earnings to fixed charges	1.64x	1.58x	1.59x	1.75x	2.34x	1.68x	2.01x
Ratio of earnings to combined fixed charges and preferred stock dividends(1)	1.35x	—	1.49x	—	—	—	—

(1)	Prior to the issuance of our 8 1/2% Series A Cumulative Redeemable Preferred Stock on September 10, 2003, we had no preferred stock outstanding.

      The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing earnings by the sum of fixed charges and dividends on preferred stock. For purposes of calculating the above ratios, “earnings”

represent net income from our consolidated statements of operations, as adjusted for fixed charges and dividends on preferred stock. “Fixed charges” represent interest expense from our consolidated statements of operations. “Preferred stock dividends” means of the amount of pre-tax earnings that is required to pay the dividends on our outstanding preferred stock. The ratios are based solely on historical financial information without any pro forma adjustments.

USE OF PROCEEDS

      Unless indicated otherwise in a prospectus supplement, we expect to use the net proceeds from the sale of these securities for general corporate purposes, including among other things, the repayment of indebtedness and acquisitions of real estate properties.

DESCRIPTION OF CAPITAL STOCK

      Under our articles of incorporation, the total number of shares of all classes of stock that we are authorized to issue is 100,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. At March 31, 2004 we had 26,837,657 shares of common stock outstanding, 1,755,948 shares of common stock reserved for issuance upon the exercise of outstanding stock options, and 8,512,034 shares of common stock held as treasury stock. At March 31, 2004, we had outstanding 2,990,000 shares of Series A Cumulative Redeemable Preferred Stock, which has a liquidation preference of $25.00 per share (the “Series A Preferred Stock”). See “— Preferred Stock.”

      The description of our capital stock set forth below describes certain general terms and provisions of the capital stock. The following description does not purport to be complete and is qualified in its entirety by reference to our articles of incorporation and our by-laws and is also subject to any terms specified in any applicable supplement to this prospectus.

Common Stock

General

      Under our articles of incorporation, the total number of shares of common stock that we are authorized to issue is 100,000,000. Under Florida law, shareholders generally are not responsible for a corporation’s debts or obligations. Our outstanding common stock is, and, when issued under this prospectus, our common stock will be, fully paid and non-assessable.

Voting Rights

      The holders of our common stock are entitled to one vote per share on all matters voted on by shareholders, including election of directors. Except as otherwise required by law or our articles of incorporation, as may be amended from time to time, with respect to any series of preferred stock, the holders of our common stock exclusively possess all voting power. Our articles of incorporation do not provide for cumulative voting in the election of directors.

Dividends

      Subject to any preferential rights of any outstanding series of preferred stock, the holders of our common stock are entitled to such dividends and distributions as may be declared from time to time by the board of directors from funds available therefore. We may pay dividends in either cash, property, or in shares of common stock. Payment and declaration of dividends on our common stock and purchases of shares thereof by us will be subject to certain restrictions if we fail to pay dividends on our preferred stock. See “—Preferred Stock.”

Distributions and Liquidation Rights

      Upon any liquidation, dissolution or winding up of our company, holders of our common stock will be entitled to share equally and ratably in any assets available for distribution to them after payment or provision for payment of our debts and other liabilities and the preferential amounts owing with respect to any outstanding preferred stock.

No Preemptive Rights

      No holders of our common stock have preemptive or other rights to purchase or subscribe for any shares of our common stock. Under our articles of incorporation however, our board of directors, in its discretion, may grant such rights from time to time.

Listing and Symbol

      Our common stock currently is traded on the NYSE under the symbol “KE.” We will apply to the NYSE or any securities exchange on which our common stock is listed to list any additional shares of common stock to be sold pursuant to this prospectus.

REIT Restrictions on Ownership and Transfer

      Our common stock is subject to certain restrictions upon ownership and transfer which were adopted for the purpose of enabling us to preserve our status as a REIT. For a description of such restrictions, see “Restrictions on Ownership of Capital Stock.”

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A.

Common Stock Purchase Rights

      On September 30, 1990, our board of directors adopted and entered into a Common Stock Rights Agreement (the “Rights Agreement”), pursuant to which we issued common stock purchase rights (the “Rights”). Wells Fargo Bank, N.A. is the successor rights agent (the “Rights Agent”). Under the Rights Agreement, one Right was issued for each outstanding share of our common stock held as of October 1, 1990 and one Right attached to each share of our common stock issued after that date. Additionally, prior to the Distribution Date (as defined below), one Right will attach to each share of common stock we issue in the future. The Rights will expire on September 30, 2010, or the earlier redemption of the Rights, and are not exercisable until the Distribution Date. No separate Rights certificates have been issued. The Rights will separate from the common stock and Rights certificates will be issued on the Distribution Date.

      Each Right entitles the holder to purchase one share of our common stock at $50 per share (the “Exercise Price”), subject to adjustment as provided in the Rights Agreement. On the Distribution Date, a Rights holder is entitled to exercise his, her or its Rights and thereby receive shares of our common stock or, under certain circumstances specified in the Rights Agreement, shares of the common stock of an acquiring company, with a market value of two times the Exercise Price of the Right.

      Under the Rights Agreement, unless otherwise determined by a majority of our continuing directors, the Distribution Date will occur on the earlier of: (1) any person (other than (a) us, (b) our subsidiaries, (c) employee benefit plans of ours or our subsidiaries or any person or entity organized appointed or established pursuant thereto or (d) any Exempt Person (as defined in the Rights Agreement)), acquiring 15% or more of the outstanding shares of our common stock (the “Acquiring Person”); or (2) the acquisition or commencement of a tender offer for 15% or more of the outstanding shares of our common stock. If any Exempt Person acquires shares of Common Stock in excess of the number of shares for which such Exempt Person is exempt, such Exempt Person will then be an Acquiring Person and will not be able to exercise his, her or its Rights.

      We recently amended the Rights Agreement to remove a feature, commonly known as a “dead hand” feature, designed to prevent a new board of directors put in place after a change in control from redeeming or amending the Rights issued under the Rights Agreement without the consent of the directors who were on the board of directors prior to the change in control. Our board of directors also amended the Rights Agreement to provide that a committee of independent directors would evaluate, at least every three years, whether the Rights Agreement continues to be in our best interests and in the best interests of our shareholders. We cannot assure you that a committee of independent directors undertaking any future review of the Rights Agreement will find keeping it in place to be in our or our shareholders’ best interests.

Preferred Stock

      Our articles of incorporation authorize our board of directors to issue up to 50,000,000 shares of preferred stock from time to time, in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof.

Series A Preferred Stock

      We have designated 2,990,000 shares as 8 1/2% Series A Cumulative Redeemable Preferred Stock, all of which are outstanding as of the date of this prospectus. The terms of the Series A Preferred Stock generally include:

•	cumulative annual dividends of $2.125 per share, payable before any distributions may be paid to our common shareholders;

•	a liquidation preference of $25.00; and

•	redemption rights at our option exercisable for $25.00 per share in cash, plus accrued and unpaid dividends, beginning on September 10, 2008, except under limited circumstances relating to preserving our REIT status.

      Holders of Series A Preferred Stock do not have a right to vote in elections of directors or on any other matter, except as required by law or as specifically required under our articles of incorporation. Our articles of incorporation generally permit the holders of the Series A Preferred Stock to vote (1) to elect two additional directors to our board of directors in the event that we have not made distributions with respect to the Series A Preferred Stock for a period of at least six quarters, until all dividends accumulated through the current dividend period have been paid, and (2) on certain amendments to our articles of incorporation that materially and adversely affect the rights, preferences, privileges or voting power of the Series A Preferred Stock. When entitled to vote, each share of Series A Preferred Stock is generally entitled to one vote per share.

      Our Series A Preferred Stock currently is traded on the NYSE under the symbol “KEPRA.” The transfer agent and registrant for our Series A Preferred Stock is Wells Fargo Bank, N.A. Our Series A Preferred Stock is subject to certain restrictions upon ownership and transfer for the purpose of enabling us to preserve our status as a REIT. For a description of those restrictions, see “Restrictions on Ownership of Capital Stock.”

Future Series of Preferred Stock

      Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, our board of directors may afford the holders of any series or class of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of common stock. The issuance of additional shares of preferred stock could have the effect of delaying or preventing a change in control.

      The applicable prospectus supplement will describe each of the following terms that may be applicable in respect of any preferred stock offered and issued pursuant to this prospectus:

•	the specific designation, number of shares, preferences, seniority and purchase price;

•	any liquidation preference per share;

•	any maturity date;

•	any mandatory or optional redemption or repayment dates and terms or sinking fund provisions;

•	any dividend rate or rates and the dates on which any dividends will be payable (or the method by which such rates or dates will be determined);

•	any voting rights;

•	any rights to convert the preferred stock into other securities or rights, including a description of the securities or rights into which such preferred stock is convertible (which may include other preferred stock) and the terms and conditions upon which such conversions will be effected, including, without limitation, conversion rates or formulas, conversion periods and other related provisions;

•	the place or places where dividends and other payments with respect to the preferred stock will be payable;

•	any exchange listing or trading market on which the preferred stock will be listed or eligible for trading; and

•	any additional voting, dividend, liquidation, redemption and other rights, preferences, privileges, limitations and restrictions, including restrictions imposed for the purpose of maintaining our qualification as a REIT under the Code. Upon issuance and delivery against payment therefor, all shares of the preferred stock offered pursuant to this prospectus will be duly authorized, fully paid and non-assessable.

      Our preferred stock is subject to certain restrictions upon ownership and transfer for the purpose of enabling us to preserve our status as a REIT. For a description of those restrictions, see “Restrictions on Ownership of Capital Stock.”

Certain Provisions of Our Articles of Incorporation and By-laws

Number of Directors; Removal; Filling Vacancies

      Our articles of incorporation and by-laws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will consist of not less than one person, with the exact number of directors fixed by board resolution from time to time. As of the date of this prospectus, the size of the board of directors has been set at seven persons. Under NYSE listing standards, a majority of the directors shall be independent directors at all times. Except under specified circumstances, only holders of our common stock are entitled to vote on the election or removal of directors, with each share entitled to one vote. Generally, a majority of the remaining directors may fill a vacancy on the board of directors, even though such remaining directors may not constitute a quorum. Any director so elected shall hold office for the balance of the terms of the replaced director.

      A director, other than a director elected by our preferred shareholders, may be removed with or without cause by the vote of the holders of a majority of the outstanding shares of common stock entitled to vote for directors. Such shareholders may elect a successor to fill the resulting vacancy for the unexpired term. A majority of directors may remove a director for cause.

Policies Regarding Conflicting Activities and Corporate Opportunities

      Our articles of incorporation permit our officers and directors to make real estate investments for their own account or for the account of others without restrictions. In addition, our directors are not required to bring to our attention investment opportunities that meet our investment criteria. Our directors are not prohibited from engaging in the same activities or lines of business as our company.

Limitation of Liability; Indemnification

      Our articles of incorporation provide that we will indemnify each of our officers and directors to the fullest extent permitted by Florida law in effect from time to time, including the advance of expenses and reasonable counsels fees. Our articles of incorporation further provide that the liability of our directors and officers to us or our shareholders shall be limited to the maximum extent permitted by Florida law.

      To the extent that the foregoing indemnification provisions purport to include indemnification for liabilities arising under the Securities Act, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and, therefore, unenforceable.

Amendment

      Except as otherwise required by our articles of incorporation or by-laws, our articles of incorporation may be amended by the affirmative vote of the holders of a majority of the shares entitled to vote thereon. Our by-laws may be amended by the board of directors or by vote of the holders of a majority of stockholders voting at a meeting at which a quorum is present.

Anti-Takeover Matters

Florida Statutes

      We are subject to several anti-takeover provisions under Florida law. These provisions permit a corporation to elect to opt out of such provisions in its articles of incorporation or (depending on the provision in question) its by-laws. We have elected to opt out of the provision of the Florida Business Corporation Act (the “Florida Act”) that prohibits the voting of shares in a publicly-held Florida corporation which are acquired in a “control share acquisition” unless the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (a) one-fifth or more but less than one-third of such voting power; (b) one-third or more but less than a majority of such voting power; and (c) a majority or more of such voting power. Even though we have amended our by-laws to opt out of the “control share acquisition” provision of the Florida Act, there can be no assurance that such election in our by-laws will not be amended or eliminated at any time in the future.

      We have not elected to opt out of the “affiliated transaction” provision of the Florida Act. The “affiliated transaction” provision prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested shareholder” unless (a) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder, (b) the interested shareholder has owned at least 80% of the corporation’s outstanding voting shares for at least five years, or (c) the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation’s outstanding voting shares.

Articles of Incorporation and By-laws

      Certain other provisions of our articles of incorporation and by-laws may be deemed to have anti-takeover effects. Unless prohibited by its articles of incorporation, a Florida corporation’s shareholders may act by written consent of a majority of the shareholders without a meeting. Our articles of incorporation prohibit such shareholder action by consent without a meeting. Our by-laws permit a shareholder to nominate persons for election as directors provided that such nomination is accompanied by a petition signed by at least 100 record holders of our common stock and such holders own an aggregate of at least one percent of the outstanding shares entitles to vote in the election of directors.

RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK

      For us to qualify as a REIT under the federal income tax laws, we must satisfy restrictions on the ownership of shares of our capital stock. See “Federal Income Tax Consequences of Our Status as a REIT—Requirements for Qualification.” Because our board of directors believes it is essential for us to continue to qualify as a REIT, our articles of incorporation limit the acquisition of shares of our capital stock (the “Ownership Limitation”).

      The Ownership Limitation provides that, subject to certain exceptions specified in our articles of incorporation, no shareholder may own, or be deemed to own by virtue of the attribution provisions of the federal income tax laws (i) more than 9.8% of the outstanding shares of common stock, or (ii) more than 9.8% of the outstanding Series A Preferred Stock. The board of directors may call for redemption any shares owned by a person in excess of the Ownership Limitation. Additionally, if the board of directors determines in good faith that direct or indirect ownership of shares would jeopardize our status as a REIT or cause us to fail to qualify as a REIT, the board of directors may call from any stockholder a number of shares sufficient in the opinion of the board of directors to maintain or to bring the direct or indirect ownership of shares into conformity with the requirements for qualification as a REIT. We shall purchase any share called for redemption (i) in the case of common stock, assuming our common stock continues to be listed on a national securities exchange, at the average daily per share composite closing sales price during the twenty trading day period ending on the business day prior to the redemption and (ii) in the case of Series A Preferred Stock, at a price of $25.00 per share, plus accrued and unpaid dividends, without interest, provided that a holder of Series A Preferred Stock called for redemption after a dividend record date, but before the dividend payment date, will not be entitled to receive the related the dividend. The holder of any shares called for redemption shall cease to be entitled to distributions, voting rights, and other benefits with respect to such shares, excepting the right to payment of the redemption price. Any transfer of shares that would prevent our continued REIT qualification shall be void ab initio and any purported acquisition of shares resulting in disqualification of our REIT status will be null and void.

      The Ownership Limitation will not be automatically removed even if the REIT provisions of the federal income tax laws are changed to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Any change in the Ownership Limitation would require an amendment to our articles of incorporation. In addition to preserving our status as a REIT, the Ownership Limitation may have the effect of precluding an acquisition of control without the approval of our board of directors. All certificates representing shares of capital stock bear a legend referring to the restrictions described above.

      Upon our demand, each shareholder is required to disclose to us in writing such information with respect to the direct or indirect ownership of shares as the board of directors deems necessary to comply with the provisions of the federal income tax laws applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

DESCRIPTION OF DEBT SECURITIES

      The following description, together with the additional information we include in any applicable prospectus supplements, summarizes the material terms and provisions of the debt securities that we may offer under this prospectus. As of the date of this prospectus, we did not have any debt securities outstanding. While the terms we have summarized below will apply generally to any future debt securities we may offer, we will describe the particular terms of any debt securities that we may offer in more detail in the applicable prospectus supplement. The terms of any debt securities we offer under that prospectus supplement may differ from the terms we describe below.

      The debt securities will be our direct unsecured general obligations and may include debentures, notes, bonds and/or other evidences of indebtedness. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more separate indentures. Senior debt securities will be issued under a senior indenture, and subordinated debt securities will be issued under a subordinated indenture. We use the term “indentures” to refer to both the senior indenture and the subordinated indenture. A form of each of the senior indenture and the subordinated indenture is filed as an exhibit to the registration statement of which this prospectus is a part. The indentures will be qualified under the Trust Indenture Act. We use the term “debenture trustee” to refer to either the senior trustee or the subordinated trustee, as applicable.

      The following summaries of material provisions of the debt securities and indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities.

General

      We will describe in each prospectus supplement the following terms relating to a series of debt securities:

•	the title or designation;

•	any limit on the principal amount that may be issued;

•	whether or not we will issue the series of debt securities in global form, the terms and who the depository will be;

•	the maturity date;

•	the annual interest rate, which may be fixed or variable, or the method for determining the rate and the date interest will begin to accrue, the dates interest will be payable and the regular record dates for interest payment dates or the method for determining such dates;

•	whether or not the debt securities will be secured or unsecured, and the terms of any secured debt;

•	the terms of the subordination of any series of subordinated debt;

•	the place where payments will be payable;

•	our right, if any, to defer payment of interest and the maximum length of any such deferral period;

•	the date, if any, after which, and the price at which, we may, at our option, redeem the series of debt securities pursuant to any optional redemption provisions;

•	the date, if any, on which, and the price at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder’s option to purchase, the series of debt securities;

•	whether the indenture will restrict our ability to pay dividends, or will require us to maintain any asset ratios or reserves;

•	whether we will be restricted from incurring any additional indebtedness;

•	a discussion of any material or special United States federal income tax considerations applicable to the debt securities;

•	the denominations in which we will issue the series of debt securities, if other than denominations of $1,000 and any integral multiple thereof; and

•	any other specific terms, preferences, rights or limitations of, or restrictions on, the debt securities.

Conversion or Exchange Rights

      We will set forth in the prospectus supplement the terms on which a series of debt securities may be convertible into or exchangeable for common stock or other securities of ours. We will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. We may include provisions pursuant to which the number of shares of common stock or other securities of ours that the holders of the series of debt securities receive would be subject to adjustment.

Consolidation, Merger or Sale

      The indentures will not contain any covenant which restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of our assets. However, any successor to or acquirer of such assets must assume all of our obligations under the indentures or the debt securities, as appropriate.

Events of Default Under the Indenture

      The following will be events of default under the indentures with respect to any series of debt securities that we may issue:

•	if we fail to pay interest when due and our failure continues for a number of days to be stated in the indenture and the time for payment has not been extended or deferred;

•	if we fail to pay the principal, or premium, if any, when due and the time for payment has not been extended or delayed;

•	if we fail to observe or perform any other covenant contained in the debt securities or the indentures, other than a covenant specifically relating to another series of debt securities, and our failure continues for a number of days to be stated in the indenture after we receive notice from the debenture trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of the applicable series; and

•	if specified events of bankruptcy, insolvency or reorganization occur as to us.

      If an event of default with respect to debt securities of any series occurs and is continuing, the debenture trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice to us in writing, and to the debenture trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately.

      The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to the series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest, unless we have cured the default or event of default in accordance with the indenture. Any waiver shall cure the default or event of default.

      Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the debenture trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the debenture trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debenture trustee, or exercising any trust or power conferred on the debenture trustee, with respect to the debt securities of that series, provided that:

•	the direction given by the holder is not in conflict with any law or the applicable indenture; and

•	subject to its duties under the Trust Indenture Act, the debenture trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

      A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

•	the holder has given written notice to the debenture trustee of a continuing event of default with respect to that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holders have offered reasonable indemnity to the debenture trustee to institute the proceeding as trustee; and

•	the debenture trustee does not institute the proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 60 days after the notice, request and offer.

      These limitations do not apply to a suit instituted by a holder of debt securities if we default in the payment of the principal, premium, if any, or interest on, the debt securities.

      We will periodically file statements with the debenture trustee regarding our compliance with specified covenants in the indentures.

Modification of Indenture; Waiver

      We and the debenture trustee may change an indenture without the consent of any holders with respect to specific matters, including:

•	to fix any ambiguity, defect or inconsistency in the indenture; and

•	to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.

      In addition, under the indentures, the rights of holders of a series of debt securities may be changed by us and the debenture trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, we and the debenture trustee may only make the following changes with the consent of each holder of any outstanding debt securities affected:

•	extending the fixed maturity of the series of debt securities;

•	reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption of any debt securities; or

•	reducing the percentage of debt securities, the holders of which are required to consent to any amendment.

Discharge

      Each indenture provides that we can elect to be discharged from our obligations with respect to one or more series of debt securities, except for obligations to:

•	register the transfer or exchange of debt securities of the series;

•	replace stolen, lost or mutilated debt securities of the series;

•	maintain paying agencies;

•	hold monies for payment in trust;

•	compensate and indemnify the debenture trustee; and

•	appoint any successor debenture trustee.

      In order to exercise our rights to be discharged, we must deposit with the trustee money or government obligations sufficient to pay all the principal of, any premium, if any, and interest on, the debt securities of the series on the dates payments are due.

Form, Exchange and Transfer

      We will issue the debt securities of each series only in fully registered form without coupons and, unless we otherwise specify in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures provide that we may issue debt securities of a series in temporary or permanent global form and as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by us and identified in a prospectus supplement with respect to that series. See “Legal Ownership of Securities” for a further description of the terms relating to any book-entry securities.

      Subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, the holder of the debt securities, at its option, of any series can exchange the debt securities for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

      Subject to the terms of the indentures and the limitations applicable to global securities set forth in the applicable prospectus supplement, holders of the debt securities may present the debt securities for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for this purpose. Unless otherwise provided in the debt securities that the holder presents for transfer or exchange, we will make no service charge for any registration of transfer or exchange, but we may require payment of any taxes or other governmental charges.

      We will name in the applicable prospectus supplement the security registrar, and any transfer agent in addition to the security registrar, that we initially designate for any debt securities. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

      If we elect to redeem the debt securities of any series, we will not be required to:

•	issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any debt securities that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any debt securities we are redeeming in part.

Information Concerning the Debenture Trustee

      The debenture trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only those duties as are specifically set forth in the applicable indenture. Upon an event of default under an indenture, the debenture trustee must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debenture trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur.

Payment and Paying Agents

      Unless we otherwise indicate in the applicable prospectus supplement, we will make payment of the interest on any debt securities on any interest payment date to the person in whose name the debt securities, or one or more predecessor securities, are registered at the close of business on the regular record date for the interest.

      We will pay principal of and any premium and interest on the debt securities of a particular series at the office of the paying agents designated by us, except, that unless we otherwise indicate in the applicable prospectus supplement, we will make interest payments by check which we will mail to the holder. Unless we otherwise indicate in a prospectus supplement, we will designate the corporate trust office of the debenture trustee in the City of New York as our sole paying agent for payments with respect to debt securities of each series. We will name in the applicable prospectus supplement any other paying agents that we initially designate for the debt securities of a particular series. We will maintain a paying agent in each place of payment for the debt securities of a particular series.

      All money we pay to a paying agent or the debenture trustee for the payment of the principal of or any premium or interest on any debt securities which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to us, and the holder of the security thereafter may look only to us for payment thereof.

Governing Law

      The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of Florida, except to the extent that the Trust Indenture Act is applicable.

Subordination of Subordinated Notes

      The subordinated notes will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture does not limit the amount of subordinated notes which we may issue. It also does not limit us from issuing any other secured or unsecured debt.

LEGAL OWNERSHIP OF SECURITIES

      We can issue securities in registered form or in the form of one or more global securities. We describe global securities in greater detail below. We refer to those persons who have securities registered in their own names on the books that we or any applicable trustee maintain for this purpose as the “holders” of those securities. These persons are the legal holders of the securities. We refer to those persons who, indirectly through others, own beneficial interests in securities that are not registered in their own names, as “indirect holders” of those securities. As we discuss below, indirect holders are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect holders.

Book-Entry Holders

      We may issue securities in book-entry form only, as we will specify in the applicable prospectus supplement. This means securities may be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, which are referred to as participants, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

      Only the person in whose name a security is registered is recognized as the holder of that security. Securities issued in global form will be registered in the name of the depositary or its participants. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities, and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

      As a result, investors in a book-entry security will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect holders, and not holders, of the securities.

Street Name Holders

      We may terminate a global security or issue securities in non-global form. In these cases, investors may choose to hold their securities in their own names or in “street name.” Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

      For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities, and we will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect holders, not holders, of those securities.

Legal Holders

      Our obligations, as well as the obligations of any applicable trustee and of any third parties employed by us or a trustee, run only to the legal holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a security or has no choice because we are issuing the securities only in global form.

      For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, we may want to obtain the approval of the holders to amend an indenture, to relieve us of the consequences of a default or of our obligation to comply with a particular provision of the indenture or for other purposes. In such an event, we would seek approval only from the holders, and not the indirect holders, of the securities. Whether and how the holders contact the indirect holders is up to the holders.

Special Considerations for Indirect Holders

      If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

      A global security is a security held by a depositary which represents one or any other number of individual securities. Generally, all securities represented by the same global securities will have the same terms.

      Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all securities issued in book-entry form.

      A global security may not be transferred to or registered in the name of anyone other than the depositary, its nominee or a successor depositary, unless special termination situations arise. We describe those situations below under “— Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect holder of a beneficial interest in the global security.

      If the prospectus supplement for a particular security indicates that the security will be issued in global form only, then the security will be represented by a global security at all times unless and until the global security is terminated. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

Special Considerations for Global Securities

      As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize an indirect holder as a holder of securities and instead deal only with the depositary that holds the global security.

      If securities are issued only in the form of a global security, an investor should be aware of the following:

•	An investor cannot cause the securities to be registered in his or her name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below;

•	An investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as described herein;

•	An investor may not be able to sell interests in the securities to some insurance companies and to other institutions that are required by law to own their securities in non-book-entry form;

•	An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	The depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and any applicable trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

•	The depositary may, and we understand that DTC will, require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds, and your broker or bank may require you to do so as well; and

•	Financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the securities. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the actions of any of those intermediaries.

Special Situations When a Global Security Will be Terminated

      In a few special situations described below, the global security will terminate and interests in it will be exchanged for physical certificates representing those interests. After that exchange, the choice of whether to hold securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in securities transferred to their own name, so that they will be direct holders. We have described the rights of holders and street name investors above.

      The global security will terminate when the following special situations occur:

•	if the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary for that global security and we do not appoint another institution to act as depositary within 90 days;

•	if we notify any applicable trustee that we wish to terminate that global security; or

•	if an event of default has occurred with regard to securities represented by that global security and has not been cured or waived.

      The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of securities covered by the prospectus supplement. When a global security terminates, the depositary, and not we or any applicable trustee, is responsible for deciding the names of the institutions that will be the initial direct holders.

FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

      This section summarizes the material federal income tax issues that you, as a holder of our securities, may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. Hunton & Williams LLP has acted as our special tax counsel, has reviewed this summary, and is of the opinion that the discussion contained herein fairly summarizes the federal income tax consequences that are likely to be material to a holder of our securities. The discussion does not address all aspects of taxation that may be relevant to particular holder of our securities in light of their personal investment or tax circumstances, or to certain types of holders of our securities that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations, financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations.

      The statements in this section and the opinion of Hunton & Williams LLP are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

      We urge you to consult your own tax advisor regarding the specific tax consequences to you of ownership of our securities and of our taxation as a REIT. Specifically, you should consult your own tax advisor regarding the state, local, foreign, and other tax consequences of such ownership and taxation, and regarding potential changes in applicable tax laws.

Taxation of Our Company

      We elected to be taxed as a REIT under the federal income tax laws commencing with our short taxable year ended December 31, 1988. We believe that, commencing with such short taxable year, we have been organized and have operated in such a manner so as to qualify for taxation as a REIT under the federal income tax laws, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT. These laws are highly technical and complex.

      In the opinion of Hunton & Williams LLP, we qualified to be taxed as a REIT for our taxable years ended December 31, 2000 through 2003, and our organization and current proposed method of operation will enable us to continue to qualify as a REIT for our taxable year ending December 31, 2004 and in the future. Investors should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the conduct of our business, and is not binding upon the Internal Revenue Service or any court. In addition, Hunton & Williams LLP’s opinion is based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. Our independent accountants monitor compliance with these qualification tests on a quarterly basis. For a discussion of the tax consequences of our failure to qualify as a REIT, see “—Failure to Qualify.”

      If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

•	We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to stockholders.

•	We will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “Requirements for Qualification—Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

•	the gross income attributable to the greater of (i) the amount by which we fail the 75% gross income test and (ii) the amount by which 90% of our gross income exceeds the amount of income qualifying under the 95% gross income test; multiplied, in each case, by

•	a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of:

•	85% of our REIT ordinary income for the year;

•	95% of our REIT capital gain net income for the year; and

•	any undistributed taxable income from earlier periods,

•	we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the stockholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•	If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition; and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

Requirements for Qualification

      A REIT is a corporation, trust or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors;

2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest;

3.	It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws;

4.	It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

5.	At least 100 persons are beneficial owners of its shares or ownership certificates;

6.	Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year;

7.	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status; and

8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets.

      We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6. We have issued sufficient common stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our articles of incorporation restrict the ownership and transfer of stock so that we should continue to satisfy these requirements. The provisions of our articles of incorporation restricting the ownership and transfer of stock are described in “—Restrictions on Ownership of Capital Stock.”

      A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

      An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

      A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries.” A taxable REIT subsidiary is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. However, a taxable REIT subsidiary may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. The subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary will pay income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We have one taxable REIT subsidiary, Koger Realty Services, Inc., which has provided, and may in the future provide, management and leasing services for real properties owned by third parties. See “— Taxable REIT Subsidiaries.”

Income Tests

      We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our shares of beneficial interest or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

      Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, income from certain hedging instruments or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

      Rents from Real Property. Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met.

      First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the leases are entered into;

•	are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits; and

•	conform with normal business practice.

      More generally, the rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. Since the rent that we receive is not be based on the lessees’ income or sales, our rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, we have represented that, with respect to other properties that we acquire in the future, we will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

      Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee (a “related party tenant”) other than a taxable REIT subsidiary. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. We have represented that do not and will not rent any property to a related party tenant. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee other than a taxable REIT subsidiary at some future date.

      As described above, we may own up to 100% of the stock of one or more taxable REIT subsidiaries. As an exception to the related party tenant rule described in the preceding paragraph, rent that we receive from a taxable REIT subsidiary will qualify as “rents from real property” as long as (1) the taxable REIT subsidiary is a qualifying taxable REIT subsidiary (among other things, it does not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated), (2) at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related party tenants, and (3) the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space.

      Third, the rent attributable to the personal property leased in connection with the lease of a property must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a property is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the property at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each property, we believe either that the personal property ratio is less than 15% or that any income attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus lose our REIT status.

      Fourth, we cannot furnish or render noncustomary services to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income or through a taxable REIT subsidiary. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the stock of one or more taxable REIT subsidiaries, which may provide noncustomary services to our tenants without tainting our rents from the related independent contractor from whom the REIT itself does not derive or receive any income. We do not perform any services other than customary ones for our lessees, other than services provided through independent contractors. Furthermore, we have represented that, with respect to other properties that we acquire in the future, we will not perform noncustomary services for the lessees of the property to the extent that the provision of such services would jeopardize our REIT status.

      If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT status. If, however, the rent from a particular property does not qualify as “rents from real property” because either (1) the rent is considered based on the income or profits of the related lessee, (2) the lessee either is a related party tenant or fails to qualify for the exception to the related party tenant rule for qualifying taxable REIT subsidiaries, or (3) we furnish noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a taxable REIT subsidiary, none of the rent from that property would qualify as “rents from real property.” In that case, we might lose our REIT status because we would be unable to satisfy either the 75% or 95% gross income test.

      In addition to the rent, the lessees are required to pay certain additional charges. To the extent that such additional charges represent either (1) reimbursements of amounts that we are obligated to pay to third parties, such as a lessee’s proportionate share of a property’s operational or capital expenses, or (2) penalties for nonpayment or late payment of such amounts, such charges should qualify as “rents from real property.” However, to the extent that such charges do not qualify as “rents from real property,” they instead will be treated as interest that qualifies for the 95% gross income test.

      Interest. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

      Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”

      Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

      However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT does not derive or receive any income.

      Hedging Transactions. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. To the extent that we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument to hedge our indebtedness incurred to acquire or carry “real estate assets,” any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we hedge with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

      Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our tax return; and

•	any incorrect information on the schedule was not due to fraud with intent to evade tax.

      We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of (i) the amount by which we fail the 75% gross income test and (ii) the amount by which 90%, in each case, of our gross income exceeds the amount of qualifying income under the 95% gross income test, multiplied by a fraction intended to reflect our profitability.

Asset Tests

      To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

      First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

      Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.

      Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.

      Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries.

      Fifth, no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and other taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

      For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that certain “straight debt” securities are not treated as “securities” for purposes of the 10% value test (for example, qualifying debt securities of a corporation of which we own no equity interest or of a partnership if we own at least a 20% profits interest in the partnership).

      We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

      If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Distribution Requirements

      Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of:

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss; and

•	90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of certain items of non-cash income.

      We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.

      We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain income for such year; and

•	any undistributed taxable income from prior periods.

      We will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

      It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred shares.

      Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

      We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We have complied, and intend to continue to comply, with these requirements.

Failure to Qualify

      If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxable REIT Subsidiaries

      As described above, we may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by us. A taxable REIT subsidiary may provide services to our lessees and perform activities unrelated to our lessees, such as third-party management, development, and other independent business activities. However, a taxable REIT subsidiary may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated. We and our corporate subsidiary must elect for the subsidiary to be treated as a taxable REIT subsidiary. A corporation of which a qualifying taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. Overall, no more than 20% of the value of our assets may consist of securities of one or more taxable REIT subsidiaries, and no more than 25% of the value of our assets may consist of the securities of taxable REIT subsidiaries and other taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

      Rent that we receive from our taxable REIT subsidiaries will qualify as “rents from real property” as long as at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related party tenants, and the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to us to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a taxable REIT subsidiary and us or our tenants that are not conducted on an arm’s-length basis.

      We have made a taxable REIT subsidiary election with respect to Koger Realty Services, Inc., which has provided, and may in the future provide, management and leasing services for real properties owned by third parties. We believe that all transactions between us and Koger Realty Services, Inc. and any other taxable REIT subsidiary that we form or acquire have been and will be conducted on an arm’s-length basis.

State and Local Taxes

      We and/or you may be subject to taxation by various states and localities, including those in which we or you transact business, own property or reside. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, you should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in our securities.

PLAN OF DISTRIBUTION

      We may sell the securities being offered hereby in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to underwriters for resale to the public or to investors;

•	directly to investors; or

•	through a combination of any of these methods of sale.

      We will set forth in a prospectus supplement the terms of the offering of securities, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the securities being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

Agents

      We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

      We may also engage certain companies to act as our agent (“Offering Agent”) for one or more offerings, from time to time, of our common stock. If we reach agreement with an Offering Agent with respect to a specific offering, including the number of shares of common stock and any minimum price below which sales may not be made, then the Offering Agent will try to sell such common stock on the agreed terms. The Offering Agent could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act, including sales made directly on the New York Stock Exchange, or sales made to or through a market maker other than on an exchange. At-the-market offerings may not exceed 10% of the aggregate market value of our outstanding voting securities held by non-affiliates on a date within 60 days prior to the filing of the registration statement of which this prospectus is a part. The Offering Agent will be deemed to be an “underwriter” within the meaning of the Securities Act, with respect to any sales effected through an “at-the-market” offering.

Underwriters

      If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. We may change from time to time any public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship.

Direct Sales

      We may also sell securities directly to one or more purchasers without using underwriters or agents. Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us in the ordinary course of their businesses.

Trading Markets and Listing of Securities

      Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which is listed on the New York Stock Exchange. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

Stabilization Activities

      Any underwriter may engage in over-allotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

OTHER MATTERS

Legal

      The legality of any securities offered hereby will be passed upon for us by Hunton & Williams LLP. Certain legal matters will be passed upon for the underwriters, if any, by the counsel named in a prospectus supplement. In addition, we have based the description of federal income tax consequences in “Federal Income Tax Consequences of Our Status as a REIT” upon the opinion of Hunton & Williams LLP.

Experts

      The consolidated financial statements and the related financial statement schedules incorporated in this prospectus by reference from the Company’s Annual Reports on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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